EXHIBIT 1

Brookfield	Q2 INTERIM REPORT TO SHAREHOLDERS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
www.brookfield.com	NYSE: BAM
TSX: BAM.A
EURONEXT: BAMA

	Three Months Ended June 30		Six Months Ended June 30
MILLIONS, EXCEPT PER SHARE AMOUNTS	2009	2008	2009	2008

Cash flow from operations	$ 276	$ 378	$ 549	$ 821
– per share	0.46	0.62	0.92	1.34
Net income	$ 147	$ 110	$ 240	$ 307
– per share	0.24	0.17	0.39	0.48

Letter to Shareholders

OVERVIEW

After a long winter, the second quarter of 2009 brought the beginnings of a thaw in the financial markets. While the capital markets are not back to normal, they have rapidly returned to a semblance of order. Investment grade corporate spreads are still wide on a historical risk-adjusted basis, but have narrowed substantially, and more importantly, quality borrowers have access to the markets.

Although we have seen improvement in the capital markets, we believe that it is premature to assume that the financial system is fixed. The massive stimulus being injected into the global markets appears to be working, but the end results are unknown. In fact, some outcomes of these unprecedented events are quite worrisome. As a result, we continue to act cautiously and are not conducting our affairs as though the world has suddenly recovered and returned to normal. Our attitude was similar last fall, in that we were not that negative in the face of the persistent weakening in the economy. In general, we find that being overly positive or negative ensures that short-term thinking permeates business decisions and creates an inability to focus on long-term value creation.

Overall, we generated cash flow from operations of $276 million during the quarter compared to $378 million in the second quarter of 2008, with the decline due in large measure to a higher level of investment gains in 2008. We achieved solid performance throughout most of our operations. Fortunately, a large portion of our cash flows are underpinned by high quality long-term contractual arrangements that provide us with a greater level of stability than many businesses. Despite this, we have not been immune to the significant slowdown in economic activity.

Financing Markets

We have been tremendously fortunate throughout the past two years as our commercial banks and institutional partners have, virtually without exception, supported us as we continued to build our business.

In this regard, during the second quarter, we generated approximately $2 billion of cash on our own balance sheet from financings and asset monetizations, to further enhance our liquidity. Spreads on our debt issuances were high, but we were not complaining. We could have waited for spreads to tighten but decided that given the environment over the past 12 months, where the capital markets afforded little liquidity, we should not be too greedy.

Our cash resources enabled us to invest a significant amount of capital over this period, which we hope will pay off with substantial returns. In addition, we intend to put our recently enhanced liquidity and capital commitments from partners to work by acquiring high quality assets at similarly high returns. We believe the value that can be created by these acquisitions should more than offset the incremental cost of the capital. Some of the larger financings which have closed or will close shortly, are as follows:

Financing (MILLIONS)	Location	Amount	Term
Corporate debt issue	Canada	$450	5 years
Preferred share issue	Canada	270	Perpetual rate reset
European bank facility	Europe	160	2 years
Suncor Energy Centre mortgage bond	Canada	330	5 years
Australian Government property mortgage bond	Australia	50	3 years
Corporate power debt issue	Canada	90	3 years
Power plant mortgage bonds	Canada/Brazil	140	7 years / 10 years
Brookfield Infrastructure bank facility	U.S.	200	2 years
Contribution of power assets to a managed fund	Canada	520	Net cash generated
Sale of interests in transmission lines	Brazil	275	Net cash generated
Contribution of timber assets to a managed fund	Brazil	70	Net cash generated

The Suncor Energy Centre financing is notable because we believe it was the first large loan recourse-only, single-asset real estate security that was placed in North America since the downturn of the real estate market began. The success of this placement is a reflection of the quality of the commercial office properties we own. Our thesis has always been to own great assets, in great locations, with great tenants. Our properties produce transparent low-risk cash flows which are of value to fixed income investors, in contrast to lower quality real estate assets. The offering was over-subscribed and we hope to achieve similar offerings with select other properties that are not currently financed on a long-term basis.

Another notable financing that we completed during the quarter was a retail bond financing on one of our properties in Australia. Although relatively small, this was also a first in that country since their market disruptions occurred. This $50 million financing, at 60% loan to value on a property leased to the Australian government, was well received. We expect to access this market for other properties we own in Australia.

The most substantial asset transaction, which was announced after quarter end, was the contribution of approximately $1.3 billion of Canadian power assets into our publicly traded renewable power fund, and an accompanying public equity offering. Our proceeds on closing will be C$565 million of notes and cash, with the balance consisting of units of the fund which will enable us to maintain our existing 50% ownership position in the fund. We expect to record a meaningful gain on this transaction in the third quarter. In addition, we closed the previously announced sale of our interests in a group of Brazilian transmission lines for $275 million, and seeded our Brazilian timber fund with timberlands that we had owned for many years, which generated $70 million of proceeds to us.

Debt to Capitalization

Our financial structure has been built very deliberately with each asset we own financed at an investment-grade level, and with minimal amounts of corporate debt. As a result, we came through the last two years without undue financial pressures, however, we believe we could have done better. We plan on taking what we have learned from the last two years and adapting our financial model to ensure that it is even more resilient.

Despite the above, it has become evident to us that investors’ understanding of our balance sheet is not as clear as we would wish. There appear to be two reasons for this. First, as the “general partner” of most of the partnerships that we operate for institutional investors, we are obliged to consolidate onto our balance sheet many of the assets and associated liabilities which are owned by our partners. The second item arises from the fact that we generally hold assets for long periods of time and our consolidated statements utilize GAAP accounting, which reflects historical book values for most of our assets. To address this, we are adopting International Financial Reporting Standards (“IFRS”) reporting at the beginning of next year. Under IFRS, the carrying values of assets are adjusted to reflect underlying values as opposed to utilizing their historical cost.

With respect to the first item mentioned, the accounting conventions are unlikely to change, so the best we can do is summarize the facts for you. Below are simplified balance sheets which hopefully provide you with the relevant information to assist you in making your own assessment of our financial profile. We have used our December 31, 2008 balance sheets because we have the associated valuation adjustments that we believe will be utilized in preparing our initial balance sheet under IFRS.

2 Brookfield Asset Management | Q2 /2009 INTERIM REPORT

As you can see below, our corporate debt-to-capitalization ratio on an underlying value basis is only 15%. We have $15 billion of capital and only $3 billion of debt. The ratio increases to 44% when calculated on a proportional basis, meaning that the debt related to assets we own, but which is non-recourse to us, is included based on our proportionate ownership interest. When you further include our partners’ assets and liabilities, you then arrive at our consolidated balance sheet.

Unfortunately, when we mix our other partners’ assets (where we have no downside) into our consolidated balance sheet, we believe that this makes the numbers more difficult to understand. We have nonetheless reconciled these for you so you have the facts.

AS AT DECEMBER 31, 2008 (MILLIONS)	Deconsolidated Historical Balance Sheet	Add: Underlying Value Adjustments	Deconsolidated Underlying Value Balance Sheet	Add: Pro rata Share of Non-recourse Debt	Proportionate Balance Sheet	Add: Other Partners’ Interests	Consolidated Balance Sheet

Assets	$10,618	$9,240	$19,858	$21,137	$40,995	$26,956	$67,951

Liabilities
Corporate borrowings	2,284	—	$2,284	—	$2,284	—	$2,284
Subsidiary borrowings	733	—	733	2,922	3,655	1,447	5,102
Property-specific financings	—	—	—	11,976	11,976	10,913	22,889
Other liabilities	1,277	—	1,277	5,798	7,075	5,041	12,116

Capitalization
Co-investors interests in and capital securities	543	—	543	441	984	9,555	10,539
Shareholders’ equity	5,781	9,240	15,021	—	15,021	—	15,021
	6,324	9,240	15,564	441	16,005	9,555	25,560

	$10,618	$9,240	$19,858	$21,137	$40,995	$26,956	$67,951

Debt-to-capitalization ratio	28%		15%		44%		45%

Intrinsic Values

The above balance sheets are adjusted for the underlying value of most of our assets based on our current IFRS methodology, but do not include the complete intrinsic value of the business (which we comment on further below). IFRS accounting sets specific rules to value some assets based on cash flows and discount rates, and these are tested over time with external valuators. As indicated before, we intend to fully adopt IFRS reporting as we believe it to be more relevant to our business than U.S. or Canadian GAAP. We are comfortable with this accounting framework as it is widely utilized in virtually every other country where we operate outside of the U.S. and Canada. In addition, we use IFRS or other fair value accounting principles in many of our funds and joint ventures with institutional clients, and we manage the operations of our business based on these metrics.

There are, however, some assets which are not re-valued under IFRS. For these assets, we have provided you with an estimate of their value and you can choose whether or not to utilize this figure when you assess the value of our business. You may also wish to adjust our underlying values up or down based on whether you assess the company on a liquidation basis, or as a long-term going concern. On a liquidation basis (which we do not intend to undertake) in today’s relatively illiquid markets, you may take the view that realized values would be less than the underlying values. Alternatively, if you believe that a company should be valued as a going concern in a normal market at the value willing buyers and sellers would pay for assets or businesses, then you might conclude that achieved sales prices should be above their appraised values (this has been our experience in the past).

For reference, a 100 basis point change to property internal rates of return (“IRRs”) would add or subtract approximately $1.5 billion or about $2.25 per share to the numbers below. A 150 basis point change in IRRs of our power assets would similarly add or subtract approximately $1.5 billion or $2.25 per share to the numbers below.

The table below summarizes our underlying values but does not add the above amounts in reference to intrinsic values nor does it assume we grow or utilize our franchise to invest capital wisely in the future. We leave it for you to decide whether you should add any value for these, but we believe this organization has tremendous franchise value which cannot be captured by a pure asset value calculation and have generally proven over time that we can generate “going concern values” from our assets:

Brookfield Asset Management | Q2 /2009 INTERIM REPORT 3

AS AT DECEMBER 31, 2008 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Total	Per Share
Book value per share under historical accounting at 12/31/08	$4,911	$8.92
Add:Underlying value adjustments to bring some, but not all of our assets to appraisal value	9,240	15.40
	14,151	24.32
Add:Estimated excess value of assets over book value that are not included within the	1,500	2.50
IFRS fair value framework (such as historical cost land and other inventories)[1]
Add:Increase in the book equity case since 12/31/08 due to cash flows and currency movements	1,000	1.67
Underlying value	$16,651	$28.49
1 Management estimate

Currencies

A further factor impacting the intrinsic value of our business is the location of our investments, as we often do not hedge the full economic value of our investments outside of the U.S., back into U.S. dollars. This is due to our long investment horizons, and our views on currencies.

Currency movements over the past 18 months have been virtually unprecedented. When volatility of this nature occurs, it is not surprising we receive questions on how we are affected. The short answer is that we are generally long in the currencies of countries where we operate (because the intrinsic value of the assets we own, less the local liabilities, leaves us with an equity exposure in the local currency). As a result, to the extent that the currencies of those countries go up, we benefit and vice versa. This hurt our equity base at the end of 2008 as world-wide financial concerns led to a flight to quality, and the value of the U.S. dollar increased against most other currencies. Correspondingly, we have benefitted as these currencies reversed course in 2009.

We sometimes take a view on a currency and hedge some of this exposure. Fortunately, we closed most of our hedges out in the early part of 2009, which resulted in us being long most of our foreign currency assets. As a result, we have benefitted substantially in the last six months, as the currency realignments during this period added approximately $700 million to our equity base, and there have been significant further gains since June 30.

In summary, about 50% of our equity is invested in U.S. dollar-based investments. We are comfortable with this as we believe that the U.S. dollar will remain an extremely important global currency for many decades. This is mainly because we see no viable alternative currency which has the necessary scale, universal acceptance and a history of rule of law backing its existence.

The other 50% of our capital is invested predominantly in three healthy, commodity-based countries where we believe the odds favour the currencies doing well compared with the U.S. dollar. This is as a result of their current fiscal situation, but more importantly because the drivers of their economies (oil, iron ore, coal, copper and agricultural products) should enable them to maintain positive fiscal positions. At the current time, our investments, net of any local debt or hedges we maintain, are denominated in the following currencies: 1

U.S. Dollar investments	50%
Canadian Dollar investments	20%
Brazilian Real investments	15%
Australian Dollar investments	10%
U.K. Pound and other investments	5%

1 Subject to change at any time

4 Brookfield Asset Management | Q2 /2009 INTERIM REPORT

Investment of Capital

Looking forward to the next 24 months, we expect to dedicate resources to three major initiatives:

(1)

Deploying capital in global real estate turnarounds. We believe this will be one of the great investment periods for these types of assets in a long time, and we have been assembling capital from some of the world’s premier investors for this purpose. Given where most distress opportunities are available, and where we have an operating base, we expect our focus will be principally on office and retail properties in the U.K., U.S., and Australia.

(2)

Investing in select infrastructure situations with high quality assets that are encumbered by excessive debt levels. These opportunities may be pursued through Brookfield Infrastructure Partners or our established infrastructure investment funds.

(3)	Acquiring loans on U.S. commercial real estate, possibly with funding from U.S. government programs.

Often people question why we invest in these distress situations when the returns look bleak, often for years. The simple answer is that we believe that this is the lowest-risk way to acquire great assets. In this regard, it is often worthwhile to reflect on investments made during past difficult periods to provide perspective. We have found that the returns from investments made in periods of distress can make a significant difference in future value creation, as dollars invested in times like these (usually at far less than replacement cost) clearly favour generating greater returns over the longer term.

U.S. Land Residential Business

One further area where we have been investing capital over the past six months is the U.S. residential business. Looking back today, it is clear to us that housing peaked in the fall of 2005. We withdrew substantial cash out of our U.S. housing operations and disposed of land through 2003 to 2006. During this period, we returned over $500 million of cash from this business to shareholders including ourselves, far greater than our original investment. But despite our conservative view, we did not expect the U.S. residential markets to get as bad as they did. Like everyone, we have struggled since with losses in the remaining residential land positions we own. The good news is that we believe we are past the worst of the down cycle for housing. Furthermore, while we do not expect a robust turn, we believe we have, or will soon see, a bottom in many of the key U.S. housing markets.

As a result, in the last six months we started to acquire residential land where we have market knowledge, people and the operations to ultimately build out the lots. First, we invested $250 million in April 2009 to increase our interest in the business through a rights offering. Second, during this year, we purchased approximately 3,200 residential lots for approximately $30 million in Riverside County, California through two court foreclosure proceedings. We know this is currently one of the worst residential markets in the U.S., however, these lots are within an hour of Los Angeles, were purchased for less than 10% of the value attributed to the land and infrastructure at the peak, and the purchase price represents only about 20% of the cash already invested in roads, sewers and grading over the past three years.

These investments will clearly be negative to our reported results in the short term even at a 7% cost of borrowing. This equates to a drag on current results of more than $20 million annually until the lots are sold. However, we are willing to bear these short-term costs in the belief that the multiples of capital earned will be substantial (we are targeting three to seven times) on ultimate sale, as values recover over the next 10 years, leading to very high returns on our net invested capital.

Brazilian Residential Business

Sales of single-family homes and condominiums in Brazil have not suffered from the same factors impacting the “developed” markets. There was no residential bubble in Brazil as there has traditionally been limited financing in the market. In contrast to the U.S., we recorded our best sales results ever in the last number of months. For the first half of 2009, comparative sales in our development business were over 55% higher compared with 2008.

Last year, we expanded our Brazilian residential operations to build not only upper-end and upper-middle class housing, but to also build for the Brazilian middle class. This is a massive growth sector, so we merged our operations with two other entities to capitalize on this opportunity. We now build for all income segments and have meaningful development operations in São Paulo, Rio de Janeiro, Brasilia and Goiânia. In this regard, over 60% of sales in the first six months of 2009 were in the middle class housing category, up from approximately 45% last year.

Brookfield Asset Management | Q2 /2009 INTERIM REPORT 5

President Lula of Brazil launched a program several months ago to build one million new homes for the “emerging middle class.” This program is called “Minha Casa, Minha Vida” (my home, my life). We are building homes under this program in Goiânia and in suburban São Paulo. These single-family homes are predominantly sold for approximately US$20,000 – US$35,000, and will clearly change the lives of many in Brazil.

People

We believe that our most valuable asset is our people. During the last few years, we have been able to achieve our relative success because of the expertise and dedication of our team. This has contributed to advancing our standing with institutional and financial counter parties in the market, and should, as a result, enhance our “brand” over time.

During this period, we have continued to add people to our team. We believe, that like investment opportunities, this period of time is one of those special opportunities offered to those who have the resources. We have recently been able to attract a number of highly skilled individuals to the organization who, for various reasons, would not otherwise be available, because they were happily employed, or it would have been too costly to dislodge them.

In this regard, we have strengthened our teams in our global institutional marketing and advisory groups, where we have lacked scale in the past. We expect to further expand these operations over the next year in New York, London, Sydney, and Hong Kong.

We recognize that the addition of these resources to our operations will increase costs in the short term, but we believe these will be far outweighed by future value creation. In addition, these operations will continue to add to our global scale and execution capabilities, and should be highly profitable in their own right within a short period of time.

SUMMARY

We have been fortunate over the past two years to have navigated our way through the difficult period with modest financial or business setbacks. Most of the difficult issues have been put behind us, or should be easily handled in the normal course within the context of our operations over the next few years.

We have worked hard to build up substantial liquidity, and as a result, are now looking outward to find opportunities to invest this capital where we have the chance to add meaningfully to our intrinsic values over the next decade.

As always, should you have questions, comments or ideas, please do not hesitate to call.

J. Bruce Flatt
Senior Managing Partner & CEO
August 7, 2009

6 Brookfield Asset Management | Q2 /2009 INTERIM REPORT

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Interim Report contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. The words “hope,” “sometimes,” “soon,” “possibly,” “leading,” “plan,” “ensure,” “unlikely,” “increasing,” “achieve,” “strategy,” “contracted,” “intend,” “extend,” “projected,” “periodically,” “enable,” “enhance,” “maintain,” “objective,” “pursue,” “generate,” “build,” “capitalize,” “create,” “largely,” “continue,” “believe,” “typically,” “expect,” “potential,” “primarily,” “generally,” “anticipate,” “goal,” “might,” “estimated,” “expand,” “usually,” “often,” “scheduled,” “backlog,” “seek,” “tend”, “opportunity,” “targets,” “forecast,” “customarily,” “likely,” “growth,” “regularly,” derivations thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “would,” “may,” “will,” “can,” “should,” or “could” are predictions of or indicate future events, trends or prospects, do not relate to historical matters or identify forward-looking statements. Forward-looking statements in this Interim Report include, among others, statements with respect to our views on the state of the capital markets, our plans to use recently enhanced liquidity and capital commitments from partners, future transaction closings, value creation through acquisitions, expected gains on transactions, our plans with respect to our financial model, the length of time that we hold assets, our beliefs about the franchise value of the company; our ability to generate going concern values from our assets; our views on the intrinsic value of our business and the shares of the company, our hedging practices, the economic value of our investments in the currencies of countries where we operate, the future importance of the U.S. dollar as a global currency, the impact of potential U.S. currency losses on the value of our assets, the ability of currencies of other countries where we have invested to maintain positive positions against the U.S. dollar, our planned future initiatives, the condition of the U.S. housing cycle, expected returns on invested capital, future value creation through highly-skilled additions to our people resources, generating long-term cash flows and opportunities for value creation for us and our partners, creating value for shareholders by increasing cash flows, our ability to protect and enhance the long-term value of our existing businesses and to better position the company to capitalize on opportunities that we expect will arise in the coming years, future lease expiries in our commercial properties portfolio, our contracted renewable power generation, our ability to mitigate the impact of low energy prices, our ability to exceed our renewable power generation targets arising from above-average reservoir levels, our beliefs about our financing strategy, our ability to pursue business and investment opportunities given our liquidity levels, the development of specialized mandates to capitalize on opportunities, the ability of the company’s approach to business to mitigate the impact of the current economic environment on its operating margins, investment gains and operating returns, our beliefs about future opportunities to invest capital in existing operations, new assets and businesses to generate increased cash flow and shareholder value over the longer term, the ability of our businesses to withstand the short-term environment and invest and build for the future, our ability to meet long-term performance objectives for cash flow growth and value creation and to continue to build the company as a world-class asset manager, our ability to store water in reservoirs to protect against short-term changes in water supply, our ability to achieve our short-time and long-term objectives, procedures and assumptions that we intend to follow in preparing our pro-forma opening balance sheet for our adoption of IFRS, our commercial office strategy and goals, our ability to lock-in lower underlying interest rates, our ability to maintain or increase our net rental income in the coming years, our ability to attract new tenants to fill excess in our vacant office property space, our ability to retain the benefit and risk of electricity price increases and decreases through purchases of electricity generated through Great Lakes Hydro Income Fund, our strategy of forward selling generation to reduce the impact of short term fluctuations in market prices, our ability to optimize generation selling prices by generating and selling power during higher-priced peak periods, expansion of our infrastructure activities into new sectors that provide similar characteristics as the timber and electricity transmission sectors, completion of the sale of our North American power distribution assets, investment in and completion of the development of our Texas transmission system joint venture project, future returns from our real estate opportunity funds, future performance of the U.S. residential real estate markets, timing of our residential real estate construction financing renewals, future generation of revenues through contracted real estates sales in Brazil, backlog at our U.S. residential operations, future margins in our Australian residential real estate sales, occupancy date of the Bay Adelaide Centre, construction on our development land on Ninth Avenue in New York City, conversion of our higher and better use lands, our Middle East and Australian construction workbook revenue backlog, future returns in our restructuring funds, our ability to react quickly to potential investment opportunities and adverse changes in economic circumstances, focusing on owning high quality assets, backing revenue streams with long-term contractual arrangements, match funding long life assets with long-term financings and maintaining a high level of liquidity and such focus benefiting us during volatile times, the forecast for natural gas and electricity prices during the balance of 2009 and 2010 and impact on our renewable power operations, our ability to renew expired leases in our commercial office portfolio in 2009 and 2010 in the normal course, a reduction in cash flows resulting from the current economic downturn leading to tenant bankruptcies and lower market rents, achieving our 2009 office property operating targets, operating returns in 2009 for our transmission businesses, expectations for our timber operations in 2009 and the future effects of reduced harvest levels, our timber harvest levels in the U.S. and Canada in 2009 relative to 2008, contribution from our Brazilian operations in 2009 and beyond, long-term growth from deployed capital from our new funds, the effect of the current difficulties in credit markets on our restructuring operations and real estate finance group in the short-term and our ability to monetize investments and recognize disposition gains, our goals for our asset management activities including growth in asset management income, contribution from base management fees in 2009, reducing leverage in certain areas of our business and the effects of doing so, our ability to invest our capital on a favourable basis for the balance of 2009 through 2011, achieving the key elements of our capital strategy, our ability to manage our financial commitments and to capitalize on opportunities to invest capital at attractive returns, our ability to refinance or roll over our corporate and subsidiary debt maturities and fund reductions with current liquidity, cash flow and asset monetizations, our ability to maintain debt levels on any particular asset or group of assets throughout a business cycle, our ability to refinance debt maturities at current borrowing levels on an overall basis and maintain ample liquidity to deliver individual properties if necessary, our ability to reduce our liabilities by a meaningful discount, benefit underlying values, improve cash flow from operations on a per share basis and give rise to accounting gains through debt repurchases or other initiatives, the form of borrowings within the businesses that we manage, our ability to permanently finance our Australian business with corporate facilities and asset-specific mortgages on its properties prior to maturity of our Brookfield Australia bank facility in 2010, future payments by us under our indemnification obligations, the level of seasonality of our various operations, our intention to prepare our financial statements in accordance with IFRS for periods beginning January 1, 2010 and the potential and expected impacts of doing so on our balance sheets, statements of income and cash flows, as well as the outlook for the company’s businesses and other statements with respect to our beliefs, outlooks, plans, expectations and intentions.

Although Brookfield believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; rate of recovery of the current economic downturn; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including dispositions; the ability to effectively integrate acquisitions into existing operations and the ability to attain expected benefits; the company’s continued ability to attract institutional partners to its specialty funds; adverse hydrology conditions; timber growth cycles; environmental matters; regulatory and political factors within the countries in which the company operates; tenant renewal rates; availability of new tenants to fill office property vacancies; tenant bankruptcies; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; changes in accounting policies to be adopted under IFRS; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission and Management’s Discussion and Analysis of Financial Results as well as other documents filed by the company with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as may be required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CAUTIONARY STATEMENT REGARDING USE OF NON-GAAP ACCOUNTING MEASURES

This Interim Report makes reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. Brookfield’s consolidated statements of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brookfield’s results. Operating cash flow is not a generally accepted accounting principle measure and differs from net income, and may differ from definitions of operating cash flow used by other companies. We define operating cash flow as net income prior to such items as depreciation and amortization, future income tax expense and certain non-cash items that in our view are not reflective of the underlying operations.

BUSINESS ENVIRONMENT AND RISKS

Factors that impact Brookfield’s financial results include: the performance of each of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. These and other factors are described in Management’s Discussion and Analysis of Financial Results in the Corporation’s 2008 Annual Report which is available on our web site and at www.sedar.com.

Brookfield Asset Management | Q2 /2009 INTERIM REPORT 7

Management’s Discussion and Analysis of Financial Results

PART 1 – INTRODUCTION

The information in this Management’s Discussion and Analysis of Financial Results (“MD&A”) should be read in conjunction with the most recent issued Annual Report of the company. The Annual Report, and additional information, including the company’s Annual Information Form, is available on the Corporation’s web site at www.brookfield.com and on SEDAR’s web site at www.sedar.com.

BUSINESS OVERVIEW

Brookfield is a global asset management company, with a primary focus on property, power and infrastructure assets. We have established leading operating platforms in these sectors and, through them, own and manage a broad portfolio of high quality assets that generate long-term cash flows and opportunities for value creation for us and our partners. We create value for our shareholders by increasing, over time, the cash flows generated from the capital that we have invested in them as well as income from managing these assets for our partners. Part 5 of the MD&A in our 2008 Annual Report describes our Business Strategy in further detail.

BASIS OF PRESENTATION

We have organized this MD&A on a basis that is consistent with how we operate the business. We organize our activities into a Corporate Group and individual Operating Platforms which focus on specific business segments. We segregate our financial results between Asset Management (i.e., what we earn as the manager of the assets or operations) and Operations (i.e. what we earn as an investor in the assets or operations). We also segregate our financial results and our assets, liabilities and capital by Operating Platform. Operating Platforms include commercial properties, renewable power generation, infrastructure, development and other properties and specialty funds. We also have an investment management group which manages fixed income and equity securities on behalf of institutional clients. The results of the investment management activities are included within our Asset Management segment, along with the asset management activities associated with the Operating Platforms, including property management services as well as investment banking services.

We present invested capital and operating cash flows on a “total” basis, which is similar to our consolidated financial statements and a “net” basis which represents our pro rata interest in the underlying net assets and cash flows. The net basis includes the operations of the company and Brookfield Properties Corporation (“Brookfield Properties”) collectively, and is presented on a deconsolidated basis meaning that assets are presented net of associated liabilities and non-controlling interests. Similarly, cash flows are presented net of carrying charges associated with related liabilities and cash flow attributable to related non-controlling interests such as minority shareholders and investment partners. Net invested capital and net operating cash flows, in our view, represent a more consistently comparable basis of presentation than our consolidated financial statements which include the operations conducted through subsidiary or affiliated entities under various methods, including equity accounting, proportionate consolidation and full consolidation. Please refer to Part 5 of the MD&A in our 2008 Annual Report which includes a description of our financial measures and a glossary of terms.

We provide reconciliations between the basis of presentation in this MD&A and our consolidated financial statements. In particular, we reconcile operating cash flow and net income on page 13. The tables on pages 49 to 51 provide a reconciliation between our consolidated financial statements and the basis of presentation used herein.

8 Brookfield Asset Management | Q2 /2009 INTERIM REPORT

The underlying values presented or discussed in this MD&A are prepared using the procedures and assumptions that we intend to follow in preparing our pro-forma opening balance sheet for our adoption of International Financial Reporting Standards (“IFRS”) and are as at December 31, 2008, the anticipated date of our opening balance sheet for IFRS adoption. Please refer to the MD&A in our 2008 Annual Report for further information. The underlying values reflect most of our tangible assets at fair value as of that date, with corresponding adjustments to minority interests and shareholders’ equity, but do not include any adjustments to reflect value attributable to our asset management franchise and do not reflect any upward revaluation of land and other inventories to reflect current value. We have not adjusted the carrying values of our borrowings at this time. The underlying values are reduced by accounting provisions in respect of the theoretical tax liability that might arise if we were to liquidate the business based on the underlying values at the balance sheet date, consistent with IFRS accounting principles. Our intention, however, is to hold most of our assets for extended periods of time or otherwise defer this liability. The deferred tax balance is similar in this sense to the float in an insurance company which is available for investment for extended periods of time or even indefinitely. Accordingly, we also provide our underlying values on a pre-tax basis because, in our opinion, these are more reflective of the capital that is actually deployed on behalf of shareholders.

Unless the context indicates otherwise, references in this MD&A to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield”, “the company”, “we”, “us” and “our” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. All financial data included in the MD&A has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and specified non-GAAP measures unless otherwise noted. All figures are presented in U.S. dollars, unless otherwise noted.

Brian D. Lawson	Sachin G. Shah
Managing Partner and Chief Financial Officer	Senior Vice President, Finance
August 7, 2009

Brookfield Asset Management | Q2 /2009 INTERIM REPORT 9

PART 2 – PERFORMANCE REVIEW

SUMMARY

Most of our operations met their expectations during the second quarter of 2009, notwithstanding the difficult economic environment. We also completed a number of initiatives to protect and enhance the long-term value of our existing businesses and to better position the company to capitalize on opportunities that we expect will arise in the coming years.

Our financial results reflected the stability and continued strong performance of our two largest business units: renewable power generation and commercial office properties. Operating cash flow totalled $276 million for the second quarter of 2009, or $0.46 per share, compared with $378 million or $0.62 per share in the second quarter of 2008.

Our strategy of locking in future revenue streams in the majority of our operations protected our cash flows against the current economic downturn, as intended. Nevertheless, lower electricity prices did impact a portion of our hydroelectric generation, we experienced reduced volumes and margins in our timber and North American residential businesses and we realized a lower level of investment gains. Our commercial office business, however, experienced an increase in cash flows on a “same store” basis due to the high quality of our buildings, leases and tenants.

We increased our liquidity by approximately $300 million since the end of the first quarter to approximately $3.1 billion, through a number of financings and asset monetizations. These include $520 million of liquidity expected to be received in the third quarter through the issuance of equity in our Canadian renewable power business as part of a broader reorganization of this business. We also issued $725 million of corporate preferred shares and debentures and completed $600 million of property-specific and subsidiary level financings during the quarter. The proceeds were used to reinvest in our business at what we believe to be very attractive prices, to refinance near-term maturities on a longer term basis and to supplement our group liquidity.

The following table summarizes our underlying values and net invested capital and net operating cash flows from our operations for the second quarter of 2009 and 2008:

	Underlying Value [1]	Net Invested Capital [2]		Net Operating Cash Flow [2]
AS AT AND FOR THE THREE MONTHS ENDED	Dec. 31	June 30	Dec. 31	June 30	June 30
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	2008	2009	2008	2009	2008
Asset management income				$ 123	$ 113
Operating platforms
Commercial properties	$ 7,485	$ 4,885	$ 4,575	221	156
Renewable power generation	6,639	1,361	1,215	91	143
Infrastructure	974	726	761	15	40
Development and other properties	3,313	3,945	3,334	52	102
Specialty funds	903	933	870	15	71
Investments	701	743	704	56	51
Cash and financial assets	1,073	842	1,073	45	30
Other assets	2,650	2,817	2,551	—	—
	$ 23,738	$ 16,252	$ 15,083	$ 618	$ 706
Liabilities
Corporate borrowings/interest	$ 2,284	$ 2,241	$ 2,284	$ 35	$ 41
Subsidiary borrowings/interest	733	762	733	22	20
Capital securities/interest	1,425	1,494	1,425	22	23
Other liabilities/operating expenses	3,267	2,626	2,654	157	142
	7,709	7,123	7,096	236	226
Capitalization
Co-investor interests in consolidated operations[2]	3,228	2,229	2,206	106	102
Shareholders’ equity/operating cash flow	12,801	6,900	5,781	276	378
	16,029	9,129	7,987	382	480
	$ 23,738	$ 16,252	$ 15,083	$ 618	$ 706
Per share
– including future tax liability	$ 20.62	$ 10.44	$ 8.92	$ 0.46	$ 0.62
– excluding future tax liability	$ 24.32
1	Prepared using procedures and processes expected to be followed in preparing IFRS financial statements. See “Introduction – Basis of Presentation”

2	Includes the operations of Brookfield Properties Corporation

10 Brookfield Asset Management | Q2 /2009 INTERIM REPORT

Operating Cash Flow

The operating results from our two largest operating platforms, commercial properties and renewable power generation, were largely as expected, given the contractual nature of their revenue streams and competitive position of the assets. Together, these two operations produced $312 million of net operating cash flow, compared to $299 million in the second quarter of 2008.

Commercial properties generated net operating cash flow of $221 million in the second quarter of 2009 representing a 42% increase over the comparable 2008 results of $156 million. The increase of $65 million includes a $24 million increase in “same store” rents. The impact of lower interest rates on floating rate debt was largely offset by lower exchange rates during the quarter on our non-U.S. operations. Within our North American portfolio, we leased 2.5 million square feet during the first six months of 2009, at an average rate of $17.33 per square foot, replacing expiring leases that averaged $15.30 per square foot. The global portfolio remains well leased with an overall occupancy level of 95%, an average lease term of 7.5 years and average in-place rents that are, by our estimation, 12%-15% below comparable average market rents, and we experienced virtually no tenant issues in the portfolio since our last report. Expiries are limited to 2% and 4% of our space over the balance of 2009 and 2010, respectively.

Our renewable power generating operations produced $91 million of net operating cash flow during the quarter, compared with $143 million in the same quarter of 2008. The 2008 quarter was an exceptional quarter for us in terms of both generation and realized prices. Generation was slightly above long-term averages in the current quarter. The cooler than average weather and the economic slowdown resulted in lower than expected spot prices during the quarter, which impacted the percentage of generation that we do not sell forward because of potential water fluctuations. Prices are locked in for 80% of the power that we expect to generate over 2009 and 2010 based on long-term averages, which should largely mitigate the impact of low energy prices. In addition, our reservoir levels are estimated to be 6% above long-term averages for this time of year, which should enable us to exceed generation targets if water flows are consistent with long-term averages for the balance of the year.

The strong performance of these two businesses provides significant stability to our results during the current economic environment, and the stable contracted revenue profiles of these businesses provide us with a high level of visibility for the remainder of the year and 2010, and confidence in our ability to achieve our long-term objectives in future years as well.

We recorded lower contributions from several of our business units that have been more directly impacted by the slowdown in the U.S. economy and homebuilding sector, notably our timberland and residential operations.

The contribution from our infrastructure operations, which include timberland and transmission, declined to $15 million in the quarter from $40 million in the second quarter of 2008. Net operating cash flows from our timberlands declined to $3 million from $13 million in the same quarter last year as we elected to reduce harvest levels in order to preserve long-term value by allowing the trees to continue to grow until prices and margins improve. Transmission operations contributed $12 million in the 2009 quarter compared to $27 million in the second quarter of 2008. The 2008 results from our transmission operations included several “onetime” items arising from rate-base adjustments and the contribution from Brazilian transmission interests that were sold prior to the second quarter of 2009.

Our development operations include commercial and residential development as well as construction activities. Our commercial development activities primarily relate to the completion of office properties that are substantially pre-leased, most of which are almost complete. The contribution from residential activities was positively impacted by continued growth and activity in our Brazilian operations, which more than offset a slowdown in our Canadian operations. U.S. operations recorded a small loss during the quarter, consistent with the 2008 quarter. Our construction activities recorded lower cash flow in the quarter compared to the second quarter of 2008, which included several large completion payments.

Specialty fund results in the second quarter of 2008 included $39 million of valuation gains that were not replicated in the current quarter and a higher level of capital deployed in our bridge lending operations. As a result, the 2008 results from these operations, at $71 million, were significantly higher than the $15 million recorded in 2009. In addition, investments in the forest products and building products sectors held within our restructuring funds recorded losses during the quarter. The results from our investment segment benefited from a disposition gain.

During the past two and a half years we have implemented a number of strategies to help mitigate the impact of a worsening economic environment. In this regard, we have hedged some of our credit exposures in the market, in particular with respect to credit spreads. This benefited us significantly over the period but with the improvement in market sentiment, we have closed most of these hedges. The contribution from our cash and financial assets was $45 million in the recent quarter compared to $30 million in the second quarter of 2008. Interest charges at the corporate level were lower during the quarter due to declines in floating rates,

Brookfield Asset Management | Q2 /2009 INTERIM REPORT 11

although the effect is relatively modest because most of our debt is fixed rate. The average currency exchange rates for most of our non-U.S. operations declined quarter-over-quarter, which decreased the contributions from these regions in U.S. dollars.

Balance Sheet, Capitalization and Liquidity

The composition of our balance sheet remained largely unchanged over the first half of 2009, with the fluctuations due primarily to the impact of changes in currency rates on the carrying values of our non-U.S. operations, which decreased relative to the U.S. dollar in the first quarter, and then increased to a higher level by the end of the second quarter.

The following table provides a summary of key balance sheet items:

	Underlying Value	Book Value
	Dec. 31	June 30	Mar. 31	Dec. 31
(MILLIONS )	2008	2009	2009	2008
Total consolidated assets	$ 67,951	$ 55,972	$ 52,803	$ 53,597
Net invested capital	23,738	16,252	14,786	15,083
Liabilities [1]	7,709	7,123	6,778	7,096
Capitalization [1]	16,029	9,129	8,008	7,987
1 Net invested capital basis

Our financing strategy is to maintain relatively low levels of debt at the corporate level. The large majority of our debt capital is secured by individual assets and has no recourse to the Corporation. In addition, accounting guidelines require that we include this debt on our consolidated balance sheet even if it is attributable to others. We believe that the most appropriate bases on which to assess our financial position are deconsolidated, which includes only our corporate obligations, and proportionately consolidated, which includes our proportionate beneficial interest in the underlying assets and liabilities of our operations. We also believe that our capitalization is most appropriately assessed using underlying values, because our carrying values under GAAP are based in many cases on purchase prices from many years ago and in many cases are significantly below current underlying values. Accordingly, we have included a table on page 39 that reconciles our deconsolidated, proportionately and fully consolidated balance sheets based on the underlying values that we expect to use in our IFRS reporting as at December 31, 2008 (the most recent period for which we have published underlying values).

We believe our debt-to-capitalization ratios represent an appropriate, investment grade level given the nature of our assets and the quality of the associated cash flows. The deconsolidated ratio on this basis was 15% at year-end, meaning that our corporate obligations were more than six times covered by the capital invested in our operations, much of which is in a monetizable form. The proportionately consolidated ratio of 44% is consistent with our overall financing approach given that most of our borrowings are in the form of well secured mortgages and project financings on high quality assets that typically support financings in the 50% to 70% level.

We continue to undertake a number of measures to strengthen our liquidity and capitalization. In aggregate, we completed $1.5 billion of financings throughout our operations since the end of first quarter to extend existing maturities and provide liquidity to pursue business opportunities.

Our core liquidity at the date of this report is approximately $3.1 billion, of which $2.5 billion was in place at quarter end and a further $0.6 billion represents transactions in process at that time. As a result, we believe that we are in a strong position to capitalize on investment opportunities that may arise and to manage near-term financing obligations.

Net Income

The following table presents net income for the second quarter of 2009 and 2008 determined in accordance with GAAP. We do not utilize GAAP net income as a key metric in assessing the performance of our business because, in our view, it contains measures that may distort the ongoing performance and intrinsic value of the underlying operations. Nevertheless we recognize the importance of net income as a key measure for many users and provide a discussion of net income and a reconciliation to operating cash flow.

12 Brookfield Asset Management | Q2 /2009 INTERIM REPORT

	Total		Net [1]
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS )	2009	2008	2009	2008	Variance
Operating cash flow and gains	$ 276	$ 378	$ 276	$ 378	$ (102)
Non-cash items
Depreciation and amortization	(300)	(328)	(174)	(192)	18
Equity accounted results	—	(21)	—	(21)	21
Revaluation and other items	(73)	(46)	(66)	(70)	4
Future income taxes	97	3	111	15	96
Non-controlling interests	147	124	—	—	—
Net income	$ 147	$ 110	$ 147	$ 110	$ 37
Per share	$ 0.24	$ 0.17	$ 0.24	$ 0.17	$ 0.07
1 Net of non-controlling and minority interests

Net income was $147 million in the second quarter of 2009 compared with $110 million in the comparable quarter last year. The increase reflects a number of positive variances in the impact from non-cash charges such as depreciation, which decreased due to lower levels of depletion expense consistent with lower harvest levels in our timber operations, and reduced intangible asset amortization due to the shorter amortization period for those assets. We also recorded a higher level of tax benefits, including the credits associated with the non-cash charges in the foregoing table. The net impact of revaluation and other items, which include mark-to-market adjustments on hedging or forward sale arrangements relating to some of our physical assets that are not marked-to-market, and adjustments to the carrying value of certain development assets to reflect lower recoverable values was relatively unchanged from the 2008 quarter.

We provide additional information on net income beginning on page 32.

Asset Management Activities

The following table presents key metrics relating to our asset management activities over the second quarter of 2009 and 2008:

(MILLIONS)	2009	2008
Asset management revenues (for the three months ended June 30)	$ 123	$ 113
Third-party capital commitments (as at June 30 and December 31)
– Unlisted fund and specialty issuers	$ 8,902	$ 9,174
– Public securities	18,822	18,040
	$ 27,724	$ 27,214

Asset management income increased to $123 million from $113 million in the 2008 quarter due to higher transaction and property service fees, offset by lower base management fees in our specialty funds and public securities platforms due to a lower level of invested assets.

We made continued progress in developing our asset management activities during the quarter. Capital committed by third-party clients increased by $0.5 billion since year-end and was $27.7 billion at the end of the quarter. Capital committed to our unlisted funds and specialty issuers declined by $0.3 billion as capital distributions from mature funds were largely offset by new commitments of $0.4 billion. Public securities under management increased by $0.8 billion, due to higher market values and new mandates. We are continuing to develop specialized mandates that are intended to capitalize on opportunities in the current economic downturn.

We provide additional information on our asset management activities beginning on page 29.

Outlook

In the short term, we recognize that the current economic environment will likely result in continued downward pressure on operating margins and our ability to record investment gains, and therefore provide fewer opportunities to increase reported operating returns. We believe, however, that our approach to business, which includes backing revenue streams with contractual obligations and the use of long-term fixed rate financings, among other strategies, is an important mitigating factor and should provide considerable stability in our cash flows from year to year.

Brookfield Asset Management | Q2 /2009 INTERIM REPORT 13

We also believe that there will be a number of opportunities over the next two to three years to invest capital in our existing operations as well as in new assets and businesses on values that will generate increased cash flow per share and shareholder values over the longer term.

As a result, we believe that our businesses are well positioned to not only withstand the current difficult short-term environment but to invest and build for the future. This provides us with confidence that we will meet our long-term performance objectives with respect to cash flow growth and value creation, and continue to build Brookfield as a world-class asset manager.

REVIEW OF OPERATING PLATFORMS

Commercial Properties

The following table summarizes the invested capital and operating cash flows contributed by our commercial property operations:

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	June 30 2009	Dec. 31 2008	June 30 2009	Dec. 31 2008	June 30 2009	June 30 2008	June 30 2009	June 30 2008
Office properties	$20,609	$ 19,657	$4,792	$4,485	$440	$408	$222	$159
Retail properties	1,618	1,326	93	90	25	25	(1)	(3)
	$22,227	$ 20,983	$4,885	$4,575	$465	$433	$221	$156
Underlying value		$ 23,877		$7,485

Our commercial property operations contributed $221 million of net operating cash flow in the second quarter of 2009 compared to $156 million in the second quarter of 2008. The increased results reflect a modest increase in net rents on re-leasing and lower interest expense on floating rate debt, offset by the impact of a stronger U.S. dollar on operations outside the U.S. Consolidated assets and net invested capital increased from year end due primarily to the completion of office properties that were previously included within our development activities.

Office Properties

We own and manage one of the highest quality commercial office portfolios in the world, located in major financial, energy and government centre cities in North America, Australasia and Europe. Our strategy is to concentrate our operations in high growth, supply-constrained markets that have high barriers to entry and attractive tenant bases. Our goal is to maintain a meaningful presence in each of our primary markets so as to build on the strength of our tenant relationships. As at June 30, 2009, we owned, directly and indirectly, over 160 properties containing total leasable area of 94 million square feet. Our net leasable area on a consolidated basis was approximately 70 million square feet.

The following table shows the sources of operating cash flow by geographic region:

	Operating Cash Flow
	2009					2008
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	Total	Interest Expense	Co-investor Interests		Net	Total	Interest Expense	Co-investor Interests		Net
North America	$374	$139	$42	[1]	$193	$340	$157	$39	[1]	$144
Australasia	56	26	—		30	58	44	—		14
United Kingdom	10	11	—		(1)	10	9	—		1
	$440	$176	$42		$222	$408	$210	$39		$159
1	Includes $18 million (2008 – $19 million) attributable to co-investor interests classified as liabilities and interest expenses for accounting purposes

14 Brookfield Asset Management | Q2 /2009 INTERIM REPORT

The following table sets out the variances in operating cash flows and presents the current period results reflecting the average exchange rates during the second quarter of 2009 as well as those in place during 2008 to enhance comparability:

FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2009	2008	Variance
Current properties (excluding impact of foreign exchange)
United States	$287	$280	$7
Canada	55	60	(5)
Australasia	68	50	18
United Kingdom	14	10	4
	424	400	24
Other	40	8	32
Impact of foreign exchange	(24)	—	(24)
Total operating cash flow	440	408	32
Interest expense	(187)	(210)	23
Co-investor interests	(42)	(39)	(3)
Impact of foreign exchange	11	—	11
Net operating cash flow	$222	$159	$63
1	Based on average exchange rates during comparative quarter

Operating cash flow from current properties increased by $24 million, representing a 6% increase in net rental income. The contribution from recently completed properties in Australia and the U.K., as well as higher net rents in North America was offset by a reduction from our Canadian operations due to the sale of the Canada Trust Tower in Toronto in the second half of 2008. We leased 2.5 million square feet in our North American portfolio during the first six months of 2009 (0.7 million in the second quarter) at an average net rent of $17.33 per square foot, replacing expiring leases that averaged $15.30 per square foot. Other income of $40 million includes a $39 million gain relating to the restructuring of our U.S. fund that was undertaken to simplify our ownership structure.

Net operating cash flow benefited from a $23 million decrease in interest expense in the second quarter of 2009 due largely to the impact of lower interest rates on floating rate debt. The maturity profile of our borrowings is relatively modest for the next two years and we continue to roll over existing maturities in the normal course of business, and are also taking steps to lock in lower underlying interest rates. Foreign exchange revaluation of non-U.S. revenues and expenses reduced our total and net operating cash flows by $24 million and $13 million, respectively, in the quarter.

Our global portfolio occupancy rate at the end of June 30, 2009 was 95.4% (March 31, 2009 – 96.0%), and the average term of the leases was 7.5 years up from 7.2 years at December 31, 2008. Annual lease expiries average 5% over the next four years with only 2% and 4% expiring in 2009 and 2010, respectively. We have continued our strategy of pre-leasing space that expires in future years. As a result, while current occupancy levels have declined by 0.6% since March 31, 2009, the aggregate expiries over the next three years have been reduced by 1.3% resulting in a 0.7% decrease in leasing requirements over this period and an increase in the average lease term.

	Current	Average	Net Leasable	Currently	Expiring Leases (000’s Sq ft)
AS AT JUNE 30, 2009	Occupancy	Term	Area	Available	2009	2010	2011	2012	2013	2014	2015	2016+
United States	94%	7.4	42,433	2,659	605	1,607	2,623	3,497	7,143	2,975	3,922	17,402
Canada	98%	7.1	16,299	281	147	881	1,353	1,327	3,208	490	2,610	6,002
Australasia	98%	7.7	10,074	180	504	459	434	293	364	715	803	6,322
United Kingdom	95%	15.6	1,661	87	7	53	17	57	24	304	—	1,112
Total/Average	95%	7.5	70,467	3,207	1,263	3,000	4,427	5,174	10,739	4,484	7,335	30,838
Percentage of Total				5%	2%	4%	6%	7%	15%	6%	11%	44%

In North America average in-place net rents across the portfolio remained unchanged at $23 per square foot from the end of last year, reflecting increases in local currency rents offset by lower exchange rates into U.S. currency for rents in Canadian markets. Our in-place rents continue to be at a significant discount to the average rents in our markets, which we estimate to be $28 per square foot. This discount provides greater assurance that we will be able to maintain or increase our net rental income in the coming years, notwithstanding the present difficult economic environment.

Brookfield Asset Management | Q2 /2009 INTERIM REPORT 15

Average in-place rents in our Australasian portfolio are $30 per square foot, approximately 12% below market rents. Our eighteen largest tenants have a weighted average lease life of nine years and account for approximately 60% of our leasable area. These tenants have an average rating profile of A+.

The high quality of our properties has enabled us to sign long-term leases with high quality tenants that have strong credit profiles. The contractual terms of these leases provide a high level of assurance that rents will be paid as expected unless a bankruptcy event occurs. Notwithstanding the recent economic turmoil, only approximately 12,000 square feet were returned to us as a result of credit events since the end of the first quarter (approximately 500,000 square feet in the last 12 months, most of that re-leased already). Furthermore, the competitive positions of our properties in their respective markets enable us to attract new tenants from lower quality buildings to fill any excess in vacant space.

The following table sets out the consolidated assets and net capital invested in our office property operations by region:

	June 30, 2009					December 31, 2008
(MILLIONS )	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests		Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests		Net Invested Capital
Office properties
North America	$ 7,919	$ 5,811	$ —		$ 2,108	$ 7,887	$ 5,675	$ —		$ 2,212
U.S. Core Office Fund	7,372	5,685	935	[1]	752	7,395	5,729	923	[1]	743
Australasia	3,361	1,611	122		1,628	2,458	1,283	102		1,073
United Kingdom	1,082	878	—		204	986	642	—		344
Other assets and liabilities
Intangible items	787	689	—		98	841	761	—		80
Working capital	88	86	—		2	90	57	—		33
	$ 20,609	$ 14,760	$ 1,057		$ 4,792	$ 19,657	$ 14,147	$ 1,025		$ 4,485
1	Includes $427 million (December 31, 2008 – $711 million) of co-investor interests that are classified as liabilities for accounting purposes

Consolidated office property assets increased to $20.6 billion from $19.7 billion at year end. Consolidated assets in Australia increased by $575 million as five properties reached practical completion and were transferred from commercial developments to operating properties. In addition, the strengthening Australian dollar increased the value of our assets by $355 million ($155 million net of the impact of debt and minority interests denominated in the same currencies.) The consolidated carrying value of our North American properties is approximately $251 per square foot, substantially less than the estimated replacement cost of these assets.

During the quarter we completed $0.5 billion of financings to replace near-term maturities. Core office property debt at June 30, 2009 had an average interest rate of 6% and an average term to maturity of six years, generally matching the lease profile. The debt to capitalization based on the underlying values as at December 31, 2008 is approximately 60%.

Intangible items include a portion of the purchase price of properties totalling $787 million that has been attributed to items such as above-market leases and tenant relationships, as well as $689 million of deferred credits in respect of items such as below-market tenant and land leases.

Retail

The following table summarizes invested capital and operating cash flow in our retail property operations:

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	June 30 2009	Dec. 31 2008	June 30 2009	Dec. 31 2008	June 30 2009	June 30 2008	June 30 2009	June 30 2008
Retail properties	$1,186	$962	$1,186	$962	$25	$25	$25	$25
Working capital/operating costs	432	364	72	(136)			(5)	(4)
Borrowings/interest expense			(995)	(614)			(22)	(31)
Co-investor interests			(170)	(122)			1	7
	$1,618	$1,326	$93	$90	$25	$25	$(1)	$(3)

16 Brookfield Asset Management | Q2 /2009 INTERIM REPORT

Total operating cash flows were $25 million in the second quarter of 2009, consistent with the same quarter in 2008. We experienced higher net rental income within existing properties, however a meaningful portion of the portfolio continues to be under redevelopment and therefore is not contributing towards current results.

Total rents are comprised of a fixed monthly rent plus a percentage of sales. Rents per gross leasable area averaged R$18 per square foot in the second quarter of 2009 versus R$17 per square foot in the second quarter of 2008. Same store retail sales within the portfolio averaged R$289 per square foot in the second quarter of 2009, compared to R$280 per square foot in the second quarter of 2008, representing an increase of 3%.

Consolidated assets and liabilities increased due to a higher exchange rate for the Brazilian currency while net invested capital was largely unchanged from the end of 2008. Borrowings include $126 million of debt which is guaranteed on a several basis by the obligations of ourselves and our partners to subscribe for capital equal to the outstanding balance.

Underlying Value

The underlying values of the consolidated assets and net equity of our commercial portfolio were determined to be $23.9 billion and $7.5 billion, respectively, as at December 31, 2008. The key metrics used in each geographic region are set out in the following table:

	North America			Australia			United Kingdom
	Minimum	Maximum	Average	Minimum	Maximum	Average	Minimum	Maximum	Average
Discount rate	6.5%	13.0%	8.2%	6.3%	9.4%	7.0%	5.5%	8.5%	6.2%
Terminal capitalization rate	5.7%	9.0%	6.9%	8.5%	11.0%	8.9%	5.5%	8.5%	6.2%
Exit date	2010	2041	2017	2018	2018	2018	n/a1	n/a1	n/a1
1	U.K. valuations assume properties held in perpetuity

The underlying value of our combined commercial office and retail portfolio represents a 7.2% “going in” capitalization rate based on the 2008 total operating cash flows, excluding gains. The valuations are most sensitive to changes in the discount rate. A 100 basis point change in the discount rate results in a $1.4 billion change in the calculated underlying value of our common equity after reflecting the interests of minority shareholders.

Renewable Power Generation

We have assembled one of the largest privately owned hydroelectric power generating portfolios in the world. Our power generating operations are located on river systems in the U.S., Canada and Brazil. As at June 30, 2009, we owned and managed 163 conventional hydroelectric generating stations with a combined generating capacity of approximately 3,155 megawatts. We also own and operate two natural gas-fired plants, a 600 megawatt pumped storage facility and a 189 megawatt wind energy project. Overall, our assets represent 4,159 megawatts of generating capacity and annual generation of approximately 15,600 gigawatts based on long-term averages.

The following table summarizes our invested capital at the end of the second quarter of 2009 and end of last year, and the net operating cash flow generated by our power generating operations during the second quarter of 2009 and 2008:

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	June 30 2009	Dec. 31 2008	June 30 2009	Dec. 31 2008	June 30 2009	June 30 2008	June 30 2009	June 30 2008
Hydroelectric generation	$4,493	$4,223	$4,493	$4,223	$195	$240	$195	$240
Wind, pumped storage and co-generation	507	479	507	479	16	24	16	24
Development	249	253	249	253	—	—	—	—
	5,249	4,955	5,249	4,955	211	264	211	264
Cash and financial assets	376	357	376	357			—	—
Working capital	1,326	1,161	448	335			(5)	(11)
Unsecured corporate power borrowings			(884)	(653)			(15)	(11)
Property-specific debt			(3,574)	(3,587)			(76)	(71)
Co-investor interests			(254)	(192)			(24)	(28)
	$6,951	$6,473	$1,361	$1,215	$211	$264	$91	$143
Underlying value		$12,051		$6,639

Brookfield Asset Management | Q2 /2009 INTERIM REPORT 17

Net operating cash flow declined to $91 million in the second quarter of 2009. Generation remained relatively unchanged from last year but lower electricity prices and the lower average Canadian and Brazilian currency exchange rates during the period reduced the net operating cash flow from our hydroelectric facilities by $45 million. Water flows during the period were slightly higher than average, but well below the generation level during the second quarter of 2008 which were significantly above average.

On July 6, 2009, we announced the sale of substantially all of our directly-held Canadian hydroelectric generation assets to our 50%-owned Great Lakes Hydro Income Fund (“Fund”) for proceeds of C$945 million. Once completed, this will reduce our interest in the assets by approximately 50%, however, we will retain the benefit and risk of electricity price increases and decreases, as we purchase a substantial part of the electricity generated by the Fund on a fixed price basis and then re-sell it along with the electricity produced by the balance of our operations.

Realized Prices and Operating Margins

The following table illustrates revenues and operating costs for our hydroelectric facilities:

	2009				2008
FOR THE THREE MONTHS ENDED JUNE 30 (GIGAWATT HOURS AND $ MILLIONS)	Actual Production	Realized Revenues	Operating Costs	Operating Cash Flows	Actual Production	Realized Revenues	Operating Costs	Operating Cash Flows
United States	1,972	$ 139	$ 36	$ 103	1,834	$ 157	$ 38	$ 119
Canada	1,253	75	25	50	1,583	106	21	85
Brazil	700	57	15	42	556	50	14	36
Total	3,925	$ 271	$ 76	$ 195	3,973	$ 313	$ 73	$ 240
Per MWh		$69	$ 19	$50		$ 79	$ 19	$60

Our strategy of forward selling generation (described below under “Contract Profile”) reduces the impact of short-term fluctuations in market prices on our results. During the quarter, 30% of our generation was sold using financial contracts relative to selling into the spot market. In addition, approximately 50% of our generation was sold pursuant to long-term contracts. Realized prices also reflected the impact of a stronger U.S. dollar on our Canadian and Brazilian operations, lowering the U.S. equivalent of revenues in those jurisdictions. Operating costs remained consistent with last year on an aggregate and per unit basis.

Cash flow from our non-hydro facilities declined to $16 million compared with $24 million in the second quarter of 2008. Results were negatively impacted by higher fuel costs at our gas-fired facility located in Ontario due to expiration of our long-term, low-cost supply agreement at the end of 2008. Last year’s results were positively impacted by the resale of the low-cost contracted gas at higher market prices in that period.

Generation

The following table summarizes generation during the second quarter of 2009 and 2008:

		Actual Production		Variance to
FOR THE THREE MONTHS ENDED JUNE 30 (GIGAWATT HOURS)	Long-Term Average	2009	2008	Long-Term Average	Actual 2008
Existing capacity	3,565	3,588	3,788	23	(200)
Acquisitions – during 2008 and 2009	347	337	185	(10)	152
Total hydroelectric operations	3,912	3,925	3,973	13	(48)
Wind energy	129	120	117	(9)	3
Co-generation	222	104	227	(118)	(123)
Pumped storage	96	94	125	(2)	(31)
Total generation	4,359	4,243	4,442	(116)	(199)

Hydroelectric generation from existing capacity (i.e., “same store” basis) during the second quarter was in-line with our long-term average plans, though 200 gigawatt hours lower than the comparable quarter, in which we experienced water flows that were well above average. This variance was largely offset by recently acquired or commissioned assets which increased generation by 152 gigawatt hours.

Our geographic distribution provides diversification of water flows to minimize the overall impact of hydrology fluctuations. In North America, most of our systems have access to water reservoirs in which we can store approximately 21% of our annual generation, providing partial protection against short-term changes in water supply and enabling us to optimize selling prices by generating and selling power during higher-priced peak periods.

18 Brookfield Asset Management | Q2 /2009 INTERIM REPORT

Almost all of our facilities in Brazil participate in a national program that levels hydrology results among regions, resulting in particularly stable generation results. This further minimizes the impact of water variations on almost 20% of our generation.

Contract Profile

Consistent with our strategy to establish lower volatility revenue streams, the prices for approximately 80% of our projected generation for 2009 and 2010 are contracted pursuant to long-term bilateral power sales agreements or shorter-term financial contracts. The remaining generation is sold into wholesale electricity markets when certainty of generation is confirmed.

Our long-term sales contracts, which account for approximately 50% of total generation, have an average term of 12 years. The majority of our counterparties are investment grade in nature, including a number of government agencies. The financial contracts typically have a term of less than two years and are with high credit-worthy counterparties or otherwise supported by credit-mitigation features such as parental guarantees or collateral arrangements.

The following table sets out the profile of our contracts over the next five years from our existing facilities, assuming long-term average hydrology:

	Years Ended December 31
	Balance of 2009	2010	2011	2012	2013
Generation (GWh)
Contracted
Power sales agreements	3,972	8,308	7,820	7,060	6,826
Financial contracts	2,216	3,276	—	—	—
Uncontracted	953	3,649	7,453	8,210	8,425
	7,141	15,233	15,273	15,270	15,251
Contracted generation
% of total	87%	76%	51%	46%	45%
Revenue ($ millions)	444	892	627	593	587
Price ($/MWh)	72	77	80	84	86

The average selling price for contracted power increases over the next five years to $86 per megawatt hour from $72 per megawatt hour, reflecting contractual step-ups in long duration contracts with locked-in prices and the expiry of lower-priced contracts during the period.

Financial Position

Consolidated assets increased due to higher exchange rates at quarter end relative to the end of 2008 and investments in the development of new capacity, offset by accounting depreciation.

During the quarter, we issued C$100 million of corporate unsecured notes which bear interest at 7.88% and mature in 2012 to replace an equivalent amount of notes that are due in December 2009.

Property-specific debt has an average interest rate of 7%, an average term of 12 years and is all investment grade quality. The corporate unsecured notes bear interest at an average rate of 6% and have an average term of seven years.

Underlying Value

The underlying value of our power generation portfolio was determined to be $6.6 billion as at December 31, 2008 in total after deducting borrowings and minority interests. The total valuation of our hydroelectric facilities of $12.1 billion represents a “going-in” capitalization rate of 7.6% based on 2008 cash flows adjusted to reflect long-term average hydrology. The valuations are impacted primarily by the discount rate and long-term power prices. A 100-basis point change in the discount rate and a 10% change in long-term power prices will each impact the value of our net invested capital by $0.9 billion.

Infrastructure

Our infrastructure activities are currently concentrated in the timber and electricity transmission sectors, although we intend to expand into new sectors that provide similar investment characteristics. Our operations are located primarily in the United States, Canada, Chile and Brazil and are primarily owned through funds and specialty listed issuers that we manage. The invested capital and net operating cash flows contributed by these operations are summarized in the following table:

Brookfield Asset Management | Q2 /2009 INTERIM REPORT 19

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	June 30 2009	Dec. 31 2008	June 30 2009	Dec. 31 2008	June 30 2009	June 30 2008	June 30 2009	June 30 2008
Timberlands	$3,576	$3,557	$463	$439	$16	$39	$3	$13
Transmission	625	856	263	322	33	56	12	27
	$4,201	$4,413	$726	$761	$49	$95	$15	$40
Underlying value		$5,059		$974

Timber

Timber operations contributed $16 million of total operating cash flow during the second quarter of 2009 compared to $39 million in 2008. Net operating cash flow was $3 million in 2009 compared to $13 million in 2008. Consolidated assets held within our timber operations and related borrowing levels were relatively unchanged during the quarter. In the quarter, we seeded a Brazilian timber fund that we manage with timberlands that we owned for cash proceeds of $67 million and a $7 million gain which is included in the second quarter results.

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	June 30 2009	Dec. 31 2008	June 30 2009	Dec. 31 2008	June 30 2009	June 30 2008	June 30 2009	June 30 2008
Timberlands
Western North America	$2,611	$2,613			$ 8	$ 36
Eastern North America	158	150			1	1
Brazil	88	63			7	2
	2,857	2,826	$2,857	$2,826	16	39	$ 16	$ 39
Working capital/other expenses	719	731	154	158	—	—	—	—
Property-specific debt/interest expense			(1,553)	(1,550)			(23)	(23)
Co-investor interests			(995)	(995)			10	(3)
	$3,576	$3,557	$463	$439	$ 16	$ 39	$ 3	$ 13
Underlying value		$4,164		$613

The decline in operating cash flow was due largely to lower demand for timber, which led to lower prices in both the domestic and export markets in 2009. In response, we elected to defer harvesting until prices recover and allow the trees to continue to grow, which we believe will maximize the value of this business over the long term. We were able to selectively focus our harvest levels to capture market opportunities in both domestic and export markets, which limited the decline in realized prices across our operations to approximately 25% compared to the second quarter of 2008. Operating margins increased slightly due to lower operating and fuel costs. Interest costs were in line with the prior year as the debt is long term and fixed rate, while co-investor interests in operating cash flows declined due to the reduction in operating cash flows. The following table summarizes the sales results from our timber operations:

	2009			2008
FOR THE THREE MONTHS ENDED JUNE 30	Sales (000’s m3)	Revenue per m3	Revenue ($ millions)	Sales (000’s m3)	Revenue per m3	Revenue ($ millions)
Western North America
Douglas fir	404	$ 75	$ 31	638	$ 88	$ 56
Whitewood	162	61	10	309	61	19
Other species	173	76	13	192	115	22
	739	72	54	1,139	85	97
Eastern North America and Brazil	522	19	10	474	27	13
	1,261	$ 51	$ 64	1,613	$ 68	$ 110

We sold 1.3 million cubic metres of timber during the second quarter of 2009, compared to 1.6 million cubic metres in the second quarter of 2008. We continue to reduce harvest and sales levels in North America as margins on high quality timber such as Douglas fir and Whitewood species remained low. We increased harvest levels moderately in Brazil reflecting the relative strength in that market.

20 Brookfield Asset Management | Q2 /2009 INTERIM REPORT

We intend to continue harvesting our Western North American timberlands at reduced levels for the remainder of 2009 in order to preserve inventory and maximize future value. Accordingly, we expect harvest levels in Canada and the U.S. to be approximately 30% and 50% below 2008 levels, respectively.

Transmission

Transmission operations contributed $33 million of total operating cash flow during the second quarter of 2009 compared to $56 million in the same period in 2008. Net operating cash flow totalled $12 million in the second quarter of 2009 compared to $27 million in the same period in 2008. The 2008 results reflect $13 million of non-recurring revenue and higher currency exchange rates.

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	June 30 2009	Dec. 31 2008	June 30 2009	Dec. 31 2008	June 30 2009	June 30 2008	June 30 2009	June 30 2008
Transmission facilities and investments
Chile	$ 368	$ 324			$ 13	$8
North America	165	158			7	10
Brazil	—	207			14	39
	$ 533	$ 689	$ 533	$ 689	$ 34	$ 57	$ 34	$ 57
Working capital/other expenses	92	167	78	116	(1)	(1)	(11)	(9)
Property-specific debt/interest expense			(103)	(237)	—	—	(4)	(1)
	625	856	508	568	33	56	19	47
Co-investor interests			(245)	(246)	—	—	(7)	(20)
	$ 625	$ 856	$ 263	$ 322	$ 33	$ 56	$ 12	$ 27
Underlying value		$ 895		$ 361

Our transmission operations generate stable revenues that are largely governed by regulated frameworks and long-term contracts. Accordingly, we expect this segment to produce consistent revenue and margins over the long-term that should increase with inflation and other factors such as operational improvements.

We also expect to achieve continued growth in revenues and income by investing additional capital into our existing operations. The 2008 quarter results reflect a $13 million contribution from Brazilian operations that were sold in the second quarter of 2009. The operating margin at our Chilean transmission operations was 84%, which is in line with historical levels.

Consolidated assets and net invested capital held within our transmission operations decreased during the quarter, following the completion of the sale of our Brazilian transmission lines and associated reduction in borrowings. We received total proceeds of $275 million inclusive of hedge proceeds.

On June 23, 2009, we entered into an agreement to sell our North American distribution assets for C$68 million. The transaction is subject to regulatory approval and is expected to close at the end of 2009.

Through one of our funds, we are in the initial stages of developing a $500 million transmission system in the state of Texas with a 50% joint venture partner although we do not expect to invest any meaningful level of capital until late 2010. The development is expected to be completed in 2011.

Underlying Value

The underlying value of the net invested capital in our infrastructure operations was determined to be $1.0 billion as at December 31, 2008 after deducting borrowings and minority interests.

The valuations of our timberlands are based on independent appraisals. Key assumptions include a weighted average discount and terminal capitalization rate of 6.5% at a terminal valuation date of 72 years on average. Timber prices were based on a combination of forward prices available in the market and the price forecasts of each appraisal firm.

The valuation of our transmission operations is based on the contractual sale price for our Brazilian interests, an independent valuation of our Chilean transmission business, and an internal valuation of our Northern Ontario operations based on the regulated

Brookfield Asset Management | Q2 /2009 INTERIM REPORT 21

rate base. In valuing our Chilean transmission business, key assumptions included a weighted average discount rate of 11.0%, a terminal capitalization rate of 8.6% and an average terminal valuation date of 2023.

Development and Other Properties

Development and other properties include our opportunity investment funds, residential operations, properties that are under development and held for development, and construction activities.

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	June 30 2009	Dec. 31 2008	June 30 2009	Dec. 31 2008	June 30 2009	June 30 2008	June 30 2009	June 30 2008
Opportunity investments	$1,288	$1,295	$153	$183	$15	$47	$5	$21
Residential	4,731	3,820	733	171	51	49	28	42
Under development	1,799	1,970	808	742	13	(22)	7	—
Held for development	2,349	2,260	1,567	1,693	—	—	—	—
Construction activities	1,434	1,299	684	545	12	39	12	39
	$11,601	$10,644	$3,945	$3,334	$91	$113	$52	$102
Underlying value		$10,619		$3,313

Opportunity Investments

We manage niche real estate opportunity funds with $516 million of committed capital (Brookfield’s share – $224 million).

Total property assets within the funds were approximately $1.3 billion at June 30, 2009 unchanged from year end. The portfolio of 85 properties is comprised predominantly of office properties in a number of cities across North America as well as smaller investments in industrial, student housing, multi-family and other property asset classes.

Net operating cash flows were $5 million in the current quarter compared to $21 million in the second quarter of 2008. The 2008 quarter included disposition gains of $25 million (our share – $14 million). Due to the focus on value enhancement and the relatively short hold period for properties, we expect that most of our returns will come from disposition gains, as opposed to net rental income.

Residential

We reported lower cash flows from our residential operations. The overall results from our U.S. operations reflect lower operating margins, a decrease in impairment charges, and we believe we have started to see the bottoming of the residential markets in the U.S. The Canadian operations experienced stable margins but lower sales. Our Brazil operations experienced strong sales and launches during the quarter, and advanced construction on a number of projects resulting in increased revenues which are recorded on a percentage-of-completion basis.

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	June 30 2009	Dec. 31 2008	June 30 2009	Dec. 31 2008	June 30 2009	June 30 2008	June 30 2009	June 30 2008
Residential properties
Canada	$468	$478	$468	$478	$13	$35
Brazil	2,735	1,878	1,232	735	44	28
Australia	420	486	420	486	1	—
United States	1,108	978	982	821	(3)	13
Impairment charge – U.S. operations					(4)	(27)
	4,731	3,820	3,102	2,520	51	49	$51	$49
Subsidiary borrowings/interest expense[1]			(1,688)	(1,727)			(5)	(3)
Cash taxes			—	—			(3)	(1)
Co-investor interests			(681)	(622)			(15)	(3)
	$4,731	$3,820	$733	$171	$51	$49	$28	$42
1 Portion of interest expensed through cost of sales

22 Brookfield Asset Management | Q2 /2009 INTERIM REPORT

Total assets, which include property assets as well as housing inventory, cash and cash equivalents and other working capital balances, increased since 2008 reflecting expansion within our Brazil operations and investment in our U.S. operations. Subsidiary borrowings, which were unchanged during the period, consist primarily of construction financings which are repaid with the proceeds received from sales of building lots, single-family houses and condominiums, and are generally renewed on a rolling basis as new construction commences.

The net operating cash flows attributable to each of these business units, reflecting the 50% interest of Brookfield Properties shareholders in our Canadian operations, are presented in the following table. Taking these interests into consideration, the decline in the net contribution from our Canadian operations was partially offset by the increased contribution from our Brazilian operations.

FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2009	2008	Variance
Canada [1]	$7	$18	$(11)
Brazil	20	8	12
Australia	(3)	—	(3)
United States	(2)	(1)	(1)
	22	25	(3)
Add back: minority interests of Brookfield Properties in Canadian operations	6	17	(11)
	$28	$42	$(14)
1	Net of 50% interest held by minority shareholders of Brookfield Properties

Canada

We continue to benefit, albeit at a slower pace, from our strong market position and low-cost land bank, particularly in Alberta where we hold a 23% market share in Calgary. We share approximately 50% of the cash flows (and the changes therein) with the minority shareholders of Brookfield Properties. Net of these minority interests, our Canadian operations contributed $7 million of operating cash flow during the second quarter of 2009, compared to $18 million in the second quarter of 2008. The decrease in cash flows is due primarily to lower home sales, which declined from 162 units in 2008 to 121 units in 2009. Operating margins were 19% in the second quarter of 2009 compared to 27% in the second quarter of 2008.

Brazil

During the second quarter of 2009, we achieved launches totalling R$588 million (2008 – R$713 million) of sales value, representing a decrease of 18% over the same period last year. Our Brazilian operations contributed total and net operating cash flow of $44 million and $20 million, respectively. The 2009 quarter included a gain on the sale of a tower from an office project that was developed in Brasilia’s Federal District. The gain on the sale totalled $13 million, of which our share was $7 million. Contracted sales totalled R$569 million (2008 – R$320 million), an increase of 78% over the second quarter of 2008. These contracted sales will generate revenues to be recorded in current and future periods as units are constructed.

Australia

The carrying values of Australian projects reflect our acquisition of this business in 2007 and therefore already include much of the expected development profits. Accordingly, margins are expected to be low in the first few years of ownership.

United States

Our U.S. operations incurred $2 million of cash outflows after interest, taxes, impairment charges and non-controlling interests during the second quarter of 2009, compared to $1 million of cash outflows during the second quarter of 2008. Our share of impairment charges taken to reduce the carrying value of land and option positions totalled $2 million versus $10 million in the second quarter of 2008. The gross margin from housing sales was approximately 8% during the second quarter of 2009, compared with 12% last year. We closed on 169 units during the quarter (2008 – 216 units) at an average selling price of $486,000 (2008 – $548,000). The sales backlog at the end of the quarter was 310 units compared to 287 units in the second quarter of 2008.

In April 2009, we invested $248 million in our U.S. operations through the purchase of convertible preferred shares, increasing our interest to 82% on a fully diluted basis. The proceeds of the share issue were used to repay loans, including amounts we had previously advanced to the company.

Brookfield Asset Management | Q2 /2009 INTERIM REPORT 23

Under Development

Properties under development include both active development projects as well as properties that we are redeveloping to enhance their value. We are also developing a number of hydroelectric generating plants and retail properties which are included under “Renewable Power Generation” and “Commercial Properties – Retail”, respectively.

In the second quarter of 2009, we recorded $7 million of cash flow from these operations, compared to $nil in the same period of 2008. Development costs, including interest, are typically capitalized to the carrying values and any income is applied to reduce these carrying values, although income is recognized periodically, for example, on dispositions.

	Invested Capital
	Total		Net
(MILLIONS)	June 30 2009	Dec. 31 2008	June 30 2009	Dec. 31 2008
Commercial properties
North America
– Bay Adelaide office tower, Toronto	$596	$510	$596	$510
– 1225 Connecticut Ave., Washington D.C.	154	151	154	151
– Reston Crescent, Washington D.C.	73	70	73	70
– Bankers Court, Calgary	50	40	50	40
– 77k Street, Washington D.C.	46	44	46	44
– Other	—	19	—	19
Australasia
– City Square, Perth	152	94	152	94
– Claremont, Perth	117	86	117	86
– Deloitte Centre, Auckland	106	72	106	72
– Southern Cross West, Melbourne	86	65	86	65
– Macquarie Bank, Sydney	—	230	—	230
– Sydney Water, Sydney	—	104	—	104
– Other	—	75	—	75
United Kingdom
– Castle House, London	124	60	124	60
– Other	37	42	37	42
Brazil
– Faria Lima, São Paulo	36	30	36	30
– Parque Cidade, Brasila	24	20	24	20
– Other	198	258	198	258
Borrowings	—	—	(991)	(1,228)
	$1,799	$1,970	$808	$742

Current development initiatives in North America are focused on the construction of a 1.2 million square foot premier office property on the Bay Adelaide Centre site located in Toronto’s downtown financial district, representing a book value of $596 million as at June 30, 2009 (December 31, 2008 – $510 million), and properties in Washington, D.C. The Bay Adelaide Centre is 73% pre-leased and the first tenants are scheduled to move in during the third quarter of 2009. We are also continuing the redevelopment of a 269,000 square foot property in Washington D.C.

We have 1.9 million square feet of commercial property space under development in Australia. Current developments include four properties in Melbourne, Auckland and Perth, all of which are substantially pre-leased to tenants such as Australia Post and Deloitte, with a collective book value of $461 million. Our Macquarie Tower development and four other developments aggregating $575 million of book value, which are mostly 100% leased, were completed and transferred into commercial operations during the first six months of 2009. We have also commenced the construction of City Square, a 930,000 square foot premier office property in Perth, which is 82% leased to BHP Billiton, representing invested capital at the end of the second quarter of $152 million (December 31, 2008 – $94 million).

In the United Kingdom, we own a proportionate share of approximately 7.9 million square feet of commercial space development density at Canary Wharf in London, the carrying value of which is included in our investment in Canary Wharf (in Commercial Properties). Currently 1.3 million square feet is under active development, and substantially pre-leased.

24 Brookfield Asset Management | Q2 /2009 INTERIM REPORT

Property-specific financing includes debt secured by Bay Adelaide Centre in North America as well as debt associated with developments in Australia and the United Kingdom, and declined with the transfer of debt secured by the Australia properties completed during the quarter.

Held for Development

We acquire land and long-term rights on land, seek entitlements to construct, and then either sell the development once it has been improved or build the project ourselves. We do not typically record ongoing cash flow in respect of properties held for development and the associated development costs are capitalized until this event occurs, at which time any disposition gain or loss is recognized.

	Invested Capital
	Total		Net
(MILLIONS)	June 30 2009	Dec. 31 2008	June 30 2009	Dec. 31 2008
Commercial office properties
Ninth Avenue, New York	$278	$269	$278	$269
Other North America	128	122	128	122
Australia	404	310	404	310
Residential lots
North America	768	718	768	718
Brazil	289	352	289	352
Australia	313	353	313	353
Rural development lands
Brazil	169	136	169	136
Borrowings / working capital	—	—	(782)	(567)
	$2,349	$2,260	$1,567	$1,693

Commercial Office Properties

We own well-positioned land on Ninth Avenue between 31st Street and 33rd Street in New York City which is entitled for 5.4 million square feet of commercial office space. We will commence construction of this property once the necessary pre-leasing has occurred, similar to our strategy with other commercial developments. We also own development sites in our other core markets including North American and Australian locations.

Residential Lots

Residential development properties include land, both owned and optioned, which is in the process of being developed for sale as residential lots, but not expected to enter the homebuilding process for more than three years. We utilize options to control lots for future years in our higher land cost markets in order to reduce risk. We hold options on approximately 11,000 lots located predominantly in California and Virginia. We hold 14,976 acres of development land in Alberta and approximately 13,000 residential lots, homes and condominium units in our markets in Australia and New Zealand. We also hold development land in Brazil which can accommodate up to 73 million square feet of residential development and represent a total sales value of $7.4 billion.

Rural Development Lands

We own approximately 372,000 acres of prime agricultural development land in the Brazilian States of São Paulo, Minas Gerais, Mato Grosso do Sul and Mato Grosso. These properties are being used for agricultural purposes, including the harvest of sugar cane for the production of ethanol, which is used largely as a gasoline substitute. We also hold 33,200 acres of potentially higher and better use land adjacent to our Western North American timberlands, included within our Timberlands segment, which we intend to convert into residential and other purpose land over time.

Construction Activities

The following table summarizes the operating results from our construction operations, which fluctuate based on the timing of project completion:

Brookfield Asset Management | Q2 /2009 INTERIM REPORT 25

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	June 30 2009	Dec. 31 2008	June 30 2009	Dec. 31 2008	June 30 2009	June 30 2008	June 30 2009	June 30 2008
Australia	$2	$1			$1	$6
Middle East	24	49			8	27
United Kingdom	83	74			3	6
	109	124	$109	$124	12	39	$12	$39
Working capital and other	1,325	1,175	575	421			—	—
	$1,434	$1,299	$684	$545	$12	$39	$12	$39

We conduct third-party construction activities in Australia, Brazil, U.K. and the Middle East (Dubai, Abu Dhabi and Qatar). Our construction activities are focused on large scale construction of real estate and infrastructure assets.

The revenue work book totalled $4.1 billion at the end of the second quarter (December 31, 2008 – $3.5 billion) and represented three years of scheduled activity.

We measure our construction workbook in terms of the total revenue to be received over the life of a project for both internal and external work (i.e. gross) and total revenue remaining to be earned on external work (i.e. net). During the quarter, we were awarded two new projects in the Middle East with revenue backlog of $340 million and six new projects in Australia with a revenue backlog of $680 million.

The following table summarizes the gross and net workbook in our largest markets at the end of the second quarter of 2009 and end of last year:

	Gross		Net
(MILLIONS)	June 30 2009	Dec. 31 2008	June 30 2009	Dec. 31 2008
Australia	$2,370	$2,254	$1,508	$1,084
Middle East	1,848	1,828	1,848	1,828
United Kingdom	823	727	697	615
	$5,041	$4,809	$4,053	$3,527

Underlying Value

The underlying value of our development assets after deducting borrowings and minority interests was $3.3 billion as at December 31, 2008, roughly equal to the net book value of our invested capital.

The valuation of residential development lots, which are considered inventory for these purposes, reflects the lower of the existing carrying value and their expected net realizable value. Net realizable value is determined as the value at the anticipated time of sale less costs to complete, typically discounted at a rate of 12%-15%. Many of our land holdings, particularly those located in Alberta, were acquired many years ago. Accordingly, while we believe the fair value of these lands significantly exceeds existing carrying value, the carrying value for IFRS purposes is required to be set at the lower amount.

Values attributable to commercial office property developments reflect the estimated value at completion less the remaining capital expenditures, all discounted to the current period using discount rates of 7%-9%.

Specialty Funds

We conduct restructuring, real estate finance and bridge lending activities. Although our primary focus throughout the broader organization is property, power and infrastructure assets, our mandates within our bridge lending and restructuring funds also include related and other industries which have tangible assets and visible cash flows, particularly where we have expertise as a result of previous investment experience.

Specialty investment funds generated net operating cash flow of $15 million during the second quarter of 2009 compared with $32 million of investment income and $39 million of security valuation gains in 2008. We have significantly reduced the level of capital deployed through our bridge lending following maturities of prior loans.

26 Brookfield Asset Management | Q2 /2009 INTERIM REPORT

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	June 30 2009	Dec. 31 2008	June 30 2009	Dec. 31 2008	June 30 2009	June 2008	June 30 2009	June 30 2008
Restructuring	$1,622	$1,625	$429	$384	$ 38	$ 30	$ 3	$ 7
Real estate finance	2,053	2,045	308	298	18	33	4	8
Bridge lending	282	269	196	188	10	19	8	17
	$3,957	3,939	933	870	66	82	15	32
Securities valuation gain					—	39	—	39
	$3,957	$3,939	$933	$870	$ 66	$ 121	$ 15	$ 71
Underlying value		$4,023		$903

Restructuring

We operate two restructuring funds. Our first fund, Tricap Restructuring Fund (“Tricap I”) completed its investment period in 2007 and we continue to manage and harvest the remaining invested capital of $267 million. Tricap Partners II (“Tricap II”), which now has C$1 billion of committed capital, has deployed substantially all of its available commitments.

Our two most significant investments in Tricap I are Western Forest Products Inc. (“Western Forest Products”), a western Canadian lumber producer, and Concert Industries Ltd., a leading producer of air-laid woven fabric with operations in Quebec and Germany. Investments in Tricap II include Longview Manufacturing, which is a U.S.-based container board and pulp company and Maax Bath Inc., a Canadian-based producer of bathroom fixtures. Tricap II also holds several investments in the oil and gas sector.

Most of our investments are in companies that operate in cyclical industries with viable long-term operating plans but which suffered from unviable capital structures at the time of our initial involvement. This combination typically gives rise to attractive restructuring opportunities. Our focus continues to be on restoring the financial health of the businesses and strengthening their capitalization to ensure that they can execute their long-term business plans, at which time we will typically sell our investment. As a result, we expect that the majority of our returns will come in the form of disposition gains because cash flows during the restructuring period are often below normalized levels.

Real Estate Finance

We operate three real estate finance funds with total committed capital of approximately $1.9 billion, of which our share is approximately $380 million. Our first fund, the $600 million Brookfield Real Estate Finance Partners (BREF I) completed its investment period in 2007. The commitments for our second fund (BREF II) totalled over $700 million. We had $308 million of capital invested in these operations at the end of June 30, 2009, compared to $298 million at the beginning of the year.

The BREF portfolios continue to perform in line with expectations notwithstanding difficult credit markets, and realized credit losses to date have been minimal. These activities contributed $4 million of net operating cash flow, compared to $8 million during the second quarter of 2008.

Bridge Lending

We operate three bridge lending funds. The total loans advanced on behalf of our partners and ourselves was $687 million at quarter end.

The net capital invested by us in bridge loans declined to $196 million from an average of $472 million in the second quarter of 2008 due to collections and our adoption of a more cautious approach to new loan commitments. Accordingly, net operating cash flows declined from $17 million in the second quarter of 2008 to $8 million in the second quarter of 2009. In addition, the 2008 quarter reflects net gains of $39 million.

Our portfolio at quarter end was comprised of 10 loans, and our largest single exposure at that date was $71 million. Our share of the portfolio at quarter end has an average term of 13 months excluding extension privileges, and generates an average yield of 15%.

Underlying Value

The net asset value of our specialty fund operations was $0.9 billion as at December 31, 2008 for the purposes of preparing our pro-forma IFRS balance sheet. The values are based on publicly available share prices where available as well as comparable valuations and internal calculations.

Brookfield Asset Management | Q2 /2009 INTERIM REPORT 27

Investments

We own a small number of investments which will be sold once value has been maximized, integrated into our core operations or used to seed new funds. Although not core to our broader strategy, we expect to continue to make new investments of this nature and dispose of more mature assets.

The net operating cash flow generated by our investments in the second quarter of 2009 was $56 million, compared to $51 million generated in the second quarter of 2008. During the quarter we exchanged our remaining Norbord Inc. (“Norbord”) exchangeable debentures into 10 million common shares of Norbord realizing a gain of $65 million based on the original issuance price of C$12.75 per share. We exchanged the first half of the debentures in the second quarter of 2008 resulting in a similar cash flow gain in that period.

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	June 30 2009	Dec. 31 2008	June 30 2009	Dec. 31 2008	June 30 2009	June 30 2008	June 30 2009	June 30 2008
Industrial - forest products	$1,523	$1,568	$455	$390	$69	$57	$62	$55
Infrastructure	73	70	73	70	2	1	2	1
Insurance operations	1,044	1,428	53	157	2	(3)	—	3
Other operations	276	193	94	40	1	4	(9)	(2)
Property	73	75	68	47	(3)	—	1	(6)
Net Investment	$2,989	$3,334	$743	$704	$71	$59	$56	$51
Underlying value		$3,549		$701

Capital invested in our insurance operations declined due to the completion of the sale of a U.S. specialty property and casualty business for proceeds of $130 million in the first quarter. We invested $120 million in Norbord during the first quarter to complete the second stage of rights offering following the first closing in December 2008. Our fully diluted interest in Norbord is now 79%. We have continued to record our share of Norbord’s results as equity accounted income for the purposes of this MD&A consistent with prior treatment. We recorded operating losses from our interests in pulp and paper operations, including Fraser Papers Inc.

Underlying Value

The underlying values are determined by market values, actuarial valuations and internal calculations, and totalled $0.7 billion at December 31,2008, similar to our carrying value.

Cash and Financial Assets

We hold a substantial amount of financial assets, cash and equivalents that are available to fund operating activities and investment initiatives.

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	June 30 2009	Dec. 31 2008	June 30 2009	Dec. 31 2008	June 30 2009	June 30 2008	June 30 2009	June 30 2008
Financial assets
Government bonds	$197	$177	$197	$177
Corporate bonds	152	123	152	123
Fixed income	9	10	9	10
High-yield bonds	60	88	60	88
Preferred shares	33	25	33	25
Common shares	182	230	182	230
Loans receivable	60	317	60	317
Total financial assets	693	970	693	970	$50	$36	$50	$36
Cash and cash equivalents	536	290	536	290			—	—
Deposits and other liabilities	—	—	(387)	(187)			(5)	(6)
	$1,229	$1,260	$842	$1,073	$50	$36	$45	$30
Underlying value		$1,260		$1,073

Cash and financial asset balances were $1.2 billion at the end of the second quarter of 2009 compared to $1.3 billion at the end of 2008 on a total basis, and net of deposits and other liabilities were $0.8 billion versus $1.1 billion. The decline in net invested capital represents capital deployed into our core operating platforms to reduce leverage and invest in growth initiatives as well

28 Brookfield Asset Management | Q2 /2009 INTERIM REPORT

as a decline in value of certain positions. Net invested capital includes liabilities such as broker deposits and a small number of borrowed securities that have been sold short. Loans receivable at year-end included advances to Brookfield Homes, of which $203 million were repaid out of proceeds of an equity offering underwritten by us and which closed in April 2009.

In addition to the carrying values of financial assets, we hold protection against widening credit spreads through credit default swaps with a total notional value of $1.3 billion (December 31, 2008 – $2.5 billion). We have reduced our holdings of credit default swaps in response to improvements in market sentiment.

ASSET MANAGEMENT ACTIVITIES

The following table summarizes asset management income on a “total” basis, which includes income in respect of our own capital invested in funds, as well as the income earned solely from third-party clients. In our financial statements, the portion of the income that is earned in respect of our own capital is eliminated in determining our financial results in accordance with GAAP but at the same time the statements include 100% of the operating costs that we incur in managing these funds. To address this distortion, we present both “total” income, which includes the income earned in respect of the capital we have invested in these funds, as well as “third-party” income, which is the income earned from our clients because we believe the operating margins are more accurate if they are based on 100% of both the expenses and the associated income. We also present the “total” results with and without property services activities due to the different operating margin profiles of these businesses.

	Total [1]
	Excluding Property Services		Including Property Services		Third Party
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2009	2008	2009	2008	2009	2008
Asset management
Base management fees	$39	$43	$39	$43	$28	$33
Performance returns	1	4	1	4	1	1
Transaction fees	6	2	6	2	6	—
Investment banking	4	3	4	3	4	3
Property services	—	—	89	76	84	76
	50	52	139	128	$123	$113
Direct operating costs	(25)	(23)	(102)	(85)
	$25	$29	$37	$43
1 Includes fees on Brookfield invested capital

Asset Management Income

Asset management income is dependent on the amount of capital managed by us on behalf of our clients (base management fees) and our investment performance (performance returns). Base management fees typically reflect a fixed percentage of assets or capital, including committed but uninvested capital and therefore vary based on the level of such assets or capital. Performance returns include contractual arrangements whereby we are entitled to a variable amount based on the relationship between actual investment returns and a predetermined benchmark, as well as carried interests whereby we participate in investment returns through an ownership interest in the assets being managed.

Base Management Fees

Base management fees in the second quarter of 2009 consist of $28 million (2008 – $33 million) earned from third-party clients and $11 million (2008 – $10 million) from the capital that we have invested in existing funds. The decrease in third-party fees was due primarily to the decline in value of fixed income and equity portfolios under management relative to the 2008 quarter. As at June 30, 2009, annualized base management fees on existing funds and assets under management totalled $165 million (December 31, 2008 – $170 million), of which $125 million (December 31, 2008 – $130 million) relates to client capital. The decrease reflects lower levels of invested capital in respect of bridge lending activities following the collection of advances and return of capital to our clients. Annualized base management fees are an important measure of the expected contribution from these activities to our overall results and represent a stable source of cash flow that we believe adds considerable value to our business.

The following table presents the base management fees earned in respect of each of our operating platforms together with the associated capital commitments:

Brookfield Asset Management | Q2 /2009 INTERIM REPORT 29

	Base Management Fees				Capital Commitments
	Total		Third Party		Total		Third Party
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS )	June 30 2009	June 30 2008	June 30 2009	June 30 2008	June 30 2009	Dec. 31 2008	June 30 2009	Dec. 31 2008
Commercial properties	$9	$7	$5	$5	$4,575	$4,591	$2,927	$2,869
Infrastructure	8	8	6	5	4,487	3,818	2,798	2,736
Development properties	2	1	1	1	825	818	492	388
Specialty funds	9	11	6	7	3,742	4,411	2,622	3,118
Other	1	2	1	2	84	84	63	63
	29	29	19	20	13,713	13,722	8,902	9,174
Public securities	10	14	9	13	18,822	18,040	18,822	18,040
	$39	$43	$28	$33	$32,535	$31,762	$27,724	$27,214

Other Fees and Services Income

Transaction Fees

Transaction fees include investment fees and other income earned in respect of financing and M&A activities related to managed entities and include commitment fees, work fees and exit fees.

Investment Banking Fees

Our investment banking services are provided by teams located in Canada and Brazil and contributed $4 million of fees during the second quarter of 2009 (2008 – $3 million). The group advised on transactions totalling $1 billion in value during the quarter.

Property Services Income

Property services fees include property and facilities management, leasing and project management and a range of real estate services which form a natural extension of our global property operating platforms.

	Total		Third Party
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2009	2008	2009	2008
Property services revenues	$89	$76	$84	$76
Direct operating costs	(77)	(62)	(77)	(62)
	$12	$14	$7	$14

Assets Under Management

The following table summarizes total assets under management and net invested capital as at June 30, 2009 and December 31,2008:

	Total Assets Under Management		Brookfield’s Net Invested Capital		Third-Party Commitments
(MILLIONS)	June 30 2009	Dec. 31 2008	June 30 2009	Dec. 31 2008	June 30 2009	Dec. 31 2008
Unlisted funds and specialty issuers
Commercial properties	$12,458	$11,960	$1,388	$1,290	$2,927	$2,869
Infrastructure	6,461	6,201	726	696	2,798	2,736
Development properties	2,396	2,273	324	366	492	388
Specialty funds	4,744	4,817	933	870	2,622	3,118
Other	129	140	21	21	63	63
	26,188	25,391	3,392	3,243	8,902	9,174
Public securities mandates	18,956	18,161	20	20	18,822	18,040
Total fee bearing assets/capital	45,144	43,552	3,412	3,263	27,724	27,214
Directly held
Operating assets	32,970	31,525	9,202	8,215	—	—
Other assets	4,025	3,620	3,638	3,620	—	—
	$82,139	$78,697	$16,252	$15,098	$27,724	$27,214

Total assets under management increased by $3.4 billion during the year, or 4.4% primarily due to the revaluation of non-U.S denominated assets and the increase in the market value of our public securities portfolios.

30 Brookfield Asset Management | Q2 /2009 INTERIM REPORT

Unlisted Funds and Specialty Issuers

This segment includes the unlisted funds and specialty listed issuers through which we own and manage a number of property, power, infrastructure and specialized investment strategies on behalf of our clients and ourselves. The funds are listed in more detail on page 58 and elsewhere in this MD&A.

Third-party capital commitments to these funds decreased in the year by $272 million. The return of capital to investors from more mature funds was partially offset by new capital commitments.

Public Securities

We manage fixed income and equity securities with a particular focus on distressed real estate and infrastructure. The following table summarizes assets under management within these operations. We typically do not invest our own capital in these strategies as the assets under management are securities as opposed to physical assets.

	Total Assets Under Management		Third-Party Commitments
(MILLIONS)	June 30 2009	Dec. 31 2008	June 30 2009	Dec. 31 2008
Public securities
Fixed income	$15,870	$15,199	$15,736	$15,078
Equity	3,086	2,962	3,086	2,962
	$18,956	$18,161	$18,822	$18,040

Equity securities and fixed income under management increased in market value during the quarter. In addition, we secured $890 million of new advisory mandates during the quarter offset by $715 million of redemptions.

Directly Held

Operating and other assets and the associated net invested capital increased by $1.9 billion and $1.0 billion, respectively, in the quarter compared to the year ended December 31,2008 mostly due to currency revaluations.

FINANCING AND OPERATING COSTS

Interest

Interest costs include interest on corporate borrowings, certain subsidiary borrowings, property-specific borrowings and capital securities as set out in the following table:

	Total			Net
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS )	2009	2008	Variance	2009	2008	Variance
Corporate borrowings	$35	$41	$(6)	$35	$41	$(6)
Subsidiary borrowings	83	122	(39)	22	20	2
Property-specific borrowings	312	289	23	—	—	—
Capital securities	22	23	(1)	22	23	(1)
	$452	$475	$(23)	$79	$84	$(5)
1 Relates to financial obligations that are guaranteed by the Corporation or issued by direct corporate subsidiaries

Total interest costs declined in the quarter by $23 million or 5% compared with the second quarter of 2008 due to lower debt levels, the impact of lower interest rates on floating rate debt and the impact of lower exchange rates on non-U.S. borrowings. Net interest costs were relatively unchanged as the borrowings are largely fixed rate.

Brookfield Asset Management | Q2 /2009 INTERIM REPORT 31

Average borrowing costs for the second quarter of 2009 and 2008 are as follows:

	2009			2008
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS )	Average Outstanding	Interest Expense	Average Rate	Average Outstanding	Interest Expense	Average Rate
Corporate borrowings	$2,267	$35	6%	$2,412	$41	7%
Subsidiary borrowings	5,224	83	6%	8,345	122	6%
Property-specific borrowings	23,207	312	5%	22,005	289	5%
Capital securities	1,440	22	6%	1,606	23	6%
	$32,138	$452	6%	$34,368	$475	6%

Operating

Operating costs relate to our asset management and corporate activities, and for the second quarter of 2009 and 2008 were as follows:

	Total			Net
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS )	2009	2008	Variance	2009	2008	Variance
Asset management
Asset management activities	$25	$23	$2	$25	$23	$2
Property services	77	62	15	77	62	15
	102	85	17	102	85	17
Corporate and other costs	64	63	1	52	56	(4)
	$166	$148	$18	$154	$141	$13

Operating costs include those of Brookfield Properties, and reflect the costs of our asset management activities as well as costs which are not directly attributable to specific business units. Property services expenses in the second quarter of 2009 increased due to the acquisition of a U.S. based relocation and brokerage services business in the fourth quarter of 2008 and an increase in the number of contracted service agreements.

Interests of Other Investors in Consolidated Operations

Co-investors’ interests in total operating cash flows decreased by $11 million during the quarter compared with the second quarter of 2008, as the increase in cash flows within commercial properties was more than offset by lower cash flows in our infrastructure operations investments.

Co-investor interests on a net basis are limited to the interests of minority shareholders in Brookfield Properties, which were relatively unchanged as improved commercial office results were offset by a lower contribution from the residential operations conducted by the company.

NET INCOME

Net income was $147 million in the second quarter of 2009, compared to $110 million in the same quarter in 2008.

The following table summarizes our consolidated statements of net income and the subsequent discussion pertains to items not discussed elsewhere in this analysis:

	Three Months Ended June 30		Six Months Ended June 30
(MILLIONS)	2009	2008	2009	2008
Revenues	$2,978	$3,436	$5,629	$6,646
Net operating income	1,126	1,234	2,141	2,554
Expenses
Interest	(452)	(475)	(867)	(1,002)
Asset management and other operating costs	(166)	(148)	(325)	(313)
Current income taxes	(31)	(21)	(42)	(38)
Non-controlling interests in the foregoing	(201)	(212)	(358)	(380)
	276	378	549	821
Other items, net of non-controlling interests	(129)	(268)	(309)	(514)
Net income	$147	$110	$240	$307

32 Brookfield Asset Management | Q2 /2009 INTERIM REPORT

Revenues

	Three Months Ended June 30		Six Months Ended June 30
(MILLIONS)	2009	2008	2009	2008
Asset management	$123	$113	$228	$227
Commercial properties	719	725	1,391	1,463
Power generation	299	362	600	701
Infrastructure	107	149	210	298
Development and other properties	801	1,062	1,290	1,828
Specialty funds	450	584	883	1,126
Investment income and other	479	441	1,027	1,003
	$2,978	$3,436	$5,629	$6,646

Revenues declined from $3.4 billion in the second quarter of 2008 to $3.0 billion in the second quarter of 2009. The decrease reflects the impact of lower exchange rates on non-U.S. revenues as well as a lower level of activity in our construction businesses and lower volumes in our residential, insurance and timber operations. The impact of the lower volumes on operating cash flows is discussed within the review of Operating Platforms.

Net Operating Income

Net operating income includes the following items from our consolidated statements of income: fees earned; operating revenues less direct operating expenses; and investment and other income. These items are described for each business unit in Part 2 – Performance Review.

Other Items

Other items are summarized in the following table, and include items that are non-cash in nature or otherwise not considered by us to form part of our operations cash flow.

	Total		Net [1]
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS )	2009	2008	2009	2008	Variance
Depreciation and amortization	$300	$328	$174	$192	$(18)
Equity accounted results	—	21	—	21	(21)
Revaluation and other items	73	46	66	70	(4)
Future income taxes	(97)	(3)	(111)	(15)	(96)
Non-controlling interests	(147)	(124)	—	—	—
	$129	$268	$129	$268	$(139)
1 Net of non-controlling and minority interests

Depreciation and Amortization

Depreciation and amortization for each principal operating segment is summarized in the following table:

	Total		Net [1]
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2009	2008	2009	2008	Variance
Commercial properties	$155	$168	$70	$71	$(1)
Power generation	52	51	44	44	—
Infrastructure	20	36	10	24	(14)
Development and other properties	25	36	16	28	(12)
Specialty funds and investments	47	35	33	23	10
Other	1	2	1	2	(1)
	$300	$328	$174	$192	$(18)
1 Net of non-controlling and minority interests

We recognize depletion expense in our timberlands operations on a volumetric basis and accordingly have a lower expense in 2009 because we reduced harvest levels in order to capture higher values in future periods. Certain intangible assets recognized in respect of acquisitions were fully amortized over the course of 2008 resulting in lower expense within the Development segment in 2009.

Brookfield Asset Management | Q2 /2009 INTERIM REPORT 33

Equity Accounted Results

We recorded net equity accounted losses of $21 million during the second quarter of 2008 from our investment in Norbord. We increased our interest in Norbord to 60% at the end of 2008 and to 75% during the first quarter of 2009. We have continued to account for Norbord on an equity accounted basis for the purposes of this analysis, consistent with prior treatment.

Revaluation and Other Items

Revaluation and other items are comprised of non-cash accounting adjustments that we are required to record under GAAP to reflect changes in the value of certain contractual arrangements whereas we are not permitted to revalue the corresponding assets or revenues to which these arrangements pertain. Changes in the value of these arrangements contributed a loss of $66 million to net income after taking into account non-controlling and minority interests, representing a $4 million positive variance over 2008, as illustrated in the following table:

	Total		Net [1]
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2009	2008	2009	2008	Variance
Norbord exchangeable debentures	$68	$48	$68	$48	$20
Interest rate contracts	(100)	(42)	(97)	(42)	(55)
Power contracts	4	42	9	55	(46)
Provisions for potential impairment	83	—	72	—	72
Other	18	(2)	14	9	5
	$73	$46	$66	$70	$(4)
1 Net of non-controlling and minority interests

We hold interest rate contracts to provide an economic hedge against the impact of possible higher interest rates on the value of our long-duration interest sensitive physical assets. The relevant interest rate curves changed between March 31, 2009 and June 30, 2009 by 87 basis points, which led to a $100 million increase in the net value of these contracts. A 10 basis point parallel increase in the 10-year interest rate curves results in a pre-tax gain of approximately $9.1 million.

In our power operations, we enter into long-term contracts to provide generation capacity, and are required to record changes in the market value of certain contracts through net income. We recorded a small gain on these contracts due to lower energy prices in the current quarter, whereas we recorded a much larger gain in the second quarter of 2008, during which prices experienced a larger decline. No losses have been realized to date in respect of these assets.

We have recorded provisions in respect of the potential impairment of certain residential development and real estate finance assets to reflect a decline in values and a change in intentions with respect to our ownership, although no losses have been realized to date in respect of these assets.

Future Income Taxes

We recorded a larger income tax benefit during the quarter due to the recognition of additional tax benefits that are available to reduce taxable income in future years.

34 Brookfield Asset Management | Q2 /2009 INTERIM REPORT

OUTLOOK

The current economic circumstances continue to be challenging, including increasing levels of unemployment, lower consumer and business confidence and spending, and uncertainty with respect to the longer term implications of government sponsored initiatives to restore the health of the global economy.

While we have not been immune to these factors, we attempt to organize our operations in a manner that provides an important measure of stability, consistent with our long-term business strategy. In particular, we believe that our focus on owning high quality assets, backing revenue streams with long-term contractual arrangements, match funding long life assets with long-term financings and maintaining a high level of liquidity has, and will continue to, benefit us during these volatile times.

Accordingly, while these events may constrain our ability to increase operating cash flows in the near term, we remain confident in our ability to achieve our long-term objectives. Furthermore, we believe we will have the opportunity to make investments during this period at very favourable prices that will create attractive shareholder value in the future.

We believe that our renewable power operations are well positioned to exceed our targets of long-term average generation in 2009 based on current storage levels if normal hydrology conditions prevail. The forecast for natural gas and electricity prices during the balance of 2009 and 2010 is lower than the spot prices we received in 2008, however, we have contracted pricing for approximately 80% of our generation over the next two years at favourable prices, which significantly mitigates the impact of lower spot electricity prices.

In our office property sector, leasing demand in most of our markets has tempered and increasing direct and sublease availabilities have increased, resulting in downward pressure on rents and economic fundamentals. Our occupancy levels, however, are at 95% across our portfolio and only 2% and 4% of the space within our portfolio is scheduled to come off lease during the balance of 2009 and 2010, respectively, of which a large portion is customarily renewed in the normal course. The high quality of our properties relative to others in our markets should enable us to attract new tenants if we are unsuccessful in extending leases with the existing tenants. Furthermore, we believe our in-place rents continue to be below market. Within our North American portfolio, our average expiring rates in 2009 are $23 per square foot compared with an estimated average market rate of $28 per square foot, representing a substantial discount. A general lack of development, especially in central business districts, has also created stability from a supply perspective. Nevertheless, a prolonged continuation of the current economic downturn could lead to tenant bankruptcies and lower market rents which could reduce our cash flows. Our strong tenant lease profile, low vacancies and rental rates that in most properties are substantially below current market rates give us a high level of confidence that we can achieve our operating targets in 2009.

Within our infrastructure operations, we expect our transmission businesses to provide operating returns in 2009 consistent with those recorded in 2008, excluding non-recurring items. We expect our timber operations to continue to experience reduced demand and pricing due to weakness in the U.S. homebuilding sector. As a result, we have elected to reduce harvest levels in order to preserve value and increase exports to Asia, which we believe will enable us to achieve higher returns as markets recover. We expect harvest levels in Canada and the U.S. to be approximately 30% and 50% below 2008 levels, respectively.

Residential markets remain difficult in our core markets. The current supply/demand imbalance in North American markets has reduced operating margins and must be worked through before we experience margin improvements and volume growth. In the U.S. we have been successful in acquiring additional lots at distress prices while preserving value in our existing businesses. Most of the land holdings within our Canadian land operations were purchased in the mid-1990s or earlier and as a result have an embedded cost advantage today. This has led to favourable margins in this region and sales activity has appeared to increase recently. We expanded our Brazilian operations during 2008 which we expect will lead to an increased contribution from these markets during 2009 and beyond.

In our specialty funds operations we are focusing on deploying the capital from new funds, which should lead to long-term growth. In the short-term, we expect that the current difficulties in credit markets will lead to a greater number of opportunities for our restructuring operations, and more attractive pricing for our real estate finance group, although the same conditions will likely reduce opportunities to monetize investments and the opportunity to recognize disposition gains.

Within our asset management activities, our goal is to continue to expand our distribution capabilities, our client base and the amount of capital committed to us, which should, over time, increase the capital available to invest and lead to growth in asset management income. The current environment has made it more challenging to raise additional capital commitments from certain

Brookfield Asset Management | Q2 /2009 INTERIM REPORT 35

institutions. However, there are a number of companies that, like us, believe that the current environment offers considerable opportunities and wish to commit capital alongside ours. While it is currently more difficult to earn performance income, we expect to record a stable contribution from base management fees in 2009.

The fluctuations in the value of the U.S. dollar against various currencies impacts the contribution from our operations that are denominated in these other currencies, notably the Canadian dollar, the Brazilian real and the Australian dollar in 2009. The recent strengthening of these currencies is generally beneficial to both our operating cash flows and equity values. Lower short term interest rates in most economies has a beneficial impact on our results, although this is limited because most of our financings are fixed rate in nature. Similarly, the long-term nature of our borrowing base and the relatively low proportion of annual debt maturities lessens the impact of higher credit spreads on new financings.

We have endeavoured to extend debt maturities on a proactive basis and reduce near-term financing requirements. Although we expect to renew or replace most of our existing financings at equivalent levels, we may reduce leverage in certain areas of our business. While we expect that any deleveraging will likely have a limited impact on our short term operating results, it would reduce the capital available for investment. We maintain a high level of liquidity as further discussed in Part 3 of this MD&A, and regularly replenish our liquidity through operating cash flow and asset monetizations.

Over the past eighteen months, the investment market has become less competitive and acquisition prices have declined due in large part to reduced availability of capital for many owners and investors. The access to liquidity from our own balance sheet as well as from our clients, financial partners and the capital markets continues to provide us with funds to invest in our own operations and in new opportunities. We believe the breadth of our operating platforms and our disciplined approach should enable us to invest this capital on a favourable basis for the balance of 2009 through 2011.

There are many factors that could impact our performance in 2009, both positively and negatively. We describe the material aspects of our business environment and risks in Part 5 of the MD&A contained in our 2008 Annual Report.

36 Brookfield Asset Management | Q2 /2009 INTERIM REPORT

PART 3 – CAPITALIZATION AND LIQUIDITY

The strength of our capital structure and the liquidity that we maintain enable us to achieve a low cost of capital for our shareholders and at the same time provide us with the flexibility to react quickly to potential investment opportunities and adverse changes in economic circumstances, such as we have witnessed over the past 18 months.

The following are the key elements of our capital strategy:

•	Match fund our long-life assets with long-duration mortgage financings with a diversified maturity schedule;

•	Provide recourse only with to the specific assets being financed, with limited cross collateralization or parental guarantees;

•	Limit financial leverage to investment grade levels based on anticipated performance throughout a business cycle;

•	Structure our affairs to facilitate access capital and liquidity at multiple levels of the organization; and

•	Maintain access to a broad range of financing markets.

LIQUIDITY

Core Liquidity

Our primary sources of liquidity, which we refer to as “core liquidity”, consist of our cash and financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities at the corporate level and at our principal operating platforms.

Our core liquidity at June 30, 2009 is approximately $3.1 billion, which includes core liquidity of $2.0 billion at the corporate level and $0.5 billion at our principal operating platforms and a further $0.6 billion in pending transactions. These include the monetization of 50% of Canadian renewable power assets which is expected to close in late August 2009. At March 31, 2009, we held $2.5 billion of core liquidity and $0.3 billion of expected proceeds from pending transactions.

During the quarter we generated $2.3 billion through financings and asset monetizations. Highlights included the issuance of $725 million of perpetual preferred shares and 5-year notes at the corporate level, the receipt of $220 million in proceeds from the sale of our Brazilian transmission interests and $600 million of property-specific and subsidiary level financings, including a C$370 million mortgage bond secured by one of our Calgary properties. Approximately $0.9 billion of the proceeds were used to refinance existing short-term maturities, and approximately $450 million was invested in our operations to acquire new assets or increase our ownership of existing businesses. Investments include $250 million invested in equity of affiliates at attractive values; $100 million used to pre-pay the December 2009 corporate maturity within our power operations; and $100 million was used to reduce the leverage of select property development assets.

We generate substantial liquidity within our operations on an ongoing basis through our operating cash flow, which typically exceeds $1.5 billion on an annual basis, as well as from the turnover of assets with shorter investment horizons and periodic monetization of our longer-dated assets through sales, refinancings or co-investor participations. Accordingly, we believe we have the necessary liquidity to manage our financial commitments and to capitalize on opportunities to invest capital at attractive returns. Nevertheless, we are cognizant of the current instability in the capital markets and continue to place a premium on liquidity and allocate capital in a cautious manner.

Debt Maturities

The following table summarizes our corporate and subsidiary debt maturities prior to 2012 based on our proportionate ownership of the borrowing entity. Corporate maturities and our proportionate share of subsidiary maturities which occur prior to 2012 totalled $2.2 billion with only $200 million at the corporate level. We expect to refinance or roll over most, if not all, of this debt in the normal course. We can also fund reductions, if necessary, with our current liquidity of $2.5 billion.

AS AT JUNE 30, 2009 (MILLIONS)	2009	2010	2011
Corporate	$—	$200	$—
Subsidiary (proportionate share)	636	687	660
	$636	$887	$660

Brookfield Asset Management | Q2 /2009 INTERIM REPORT 37

Long-term property specific financings represent most of our debt capitalization. These borrowings are typically low loan-to-value, have few restrictive covenants, are secured by our high quality assets and have no recourse to either the Corporation or our subsidiaries. Maturities occurring prior to 2012 are discussed in further detail under “Property-specific Borrowings” below.

Our focus on arranging financings with investment grade characteristics ensures that debt levels on any particular asset or group of assets can typically be maintained throughout a business cycle, and also enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed. We believe these maturities should be refinanceable at the current borrowing levels on an overall basis and maintain ample liquidity to deliver individual properties if necessary.

The carrying values of our financial obligations in our financial statements and this analysis are, in almost all circumstances, based on the original issuance adjusted for currency revaluations and may not necessarily reflect current values. We actively monitor secondary trading levels of our obligations and our counterparty arrangements to identify opportunities to repurchase securities at a discount and to ensure that our counterparties are fulfilling their obligations to us. We repurchased $10 million of our debt obligations during the first half of the year at a discount to their par values, resulting in a modest gain. We continue to consider these and other initiatives, and are prepared to commit liquidity to them because, if successful, they could reduce our liabilities by a meaningful discount thereby benefiting our underlying values, improving cash flow from operations on a per share basis and potentially giving rise to meaningful accounting gains. There is, however, no assurance that we will be successful in this regard and we will base our decisions in these matters in the context of the returns available from other opportunities to invest our capital.

CAPITALIZATION

As a result of our financing strategy, only a small proportion of the borrowings within the businesses that we manage has any direct recourse to the Corporation. The majority of the borrowings have recourse only to the specific assets that they finance and are typically in the form of relatively low loan-to-value first mortgages or project financings. Furthermore, most of the borrowings to assets or businesses in which we only own a portion and therefore our pro rata exposure to this debt is much lower. Nevertheless, in many cases accounting guidelines require that we include 100% of these borrowings in our consolidated balance sheets. In addition, we acquired a number of our assets many years ago, often at distress prices, and have depreciated them for accounting purposes since then. As a result, the book values and equity are often significantly understated relative to values on which the current financing was based.

Accordingly, we believe that the two most meaningful bases of presentation of our capitalization are proportionate consolidation and deconsolidated using underlying values as presented in the following table. In our opinion, the consolidated capitalization is less meaningful and can only be assessed in the context of the overall asset base of the company and taking into consideration the full ownership base, including minority shareholders and institutional fund investors, which can be difficult to assess in the context of historical cost consolidated financial statements. The following table presents these balance sheets together with the reconciling adjustments.

38 Brookfield Asset Management | Q2 /2009 INTERIM REPORT

AS AT DECEMBER 31, 2008 (MILLIONS)	Deconsolidated Balance Sheet [1] (Book Value)	Add: Underlying Value Adjustments [2]	Deconsolidated Balance Sheet [1] (Underlying Value)	Add: Proportionate Share of Underlying Assets and Liabilities [3]	Proportionate Balance Sheet (Underlying Value)	Add: Assets and Liabilities Attributable to Others [4]	Consolidated Balance Sheet (Underlying Value)
Commercial properties	$3,112	$1,318	$4,430	$7,009	$11,439
Renewable power generation	1,215	7,393	8,608	2,930	11,538
Infrastructure	761	293	1,054	477	1,531
Development and other properties	2,062	154	2,216	2,549	4,765
Specialty funds	849	31	880	427	1,307
Investments	704	84	788	1,014	1,802
Cash and financial assets	1,043	—	1,043	1,035	2,078
Other assets	872	(33)	839	5,696	6,535
	$10,618	$9,240	$19,858	$21,137	$40,995	$26,956	$67,951

Corporate borrowings	$2,284	$—	$2,284	$—	$2,284	$—	$2,284
Subsidiary borrowings	733	—	733	2,922	3,655	1,447	5,102
Property specific mortgages	—	—	—	11,976	11,976	10,913	22,889
Other liabilities	1,277	—	1,277	5,798	7,075	5,041	12,116
	4,294	—	4,294	20,696	24,990	17,401	42,391
Capitalization
Co-investors interests and capital securities	543	—	543	441	984	9,555	10,539
Shareholders’ equity	5,781	9,240	15,021	—	15,021	—	15,021
	6,324	9,240	15,564	441	16,005	9,555	25,560
	$10,618	$9,240	$19,858	$21,137	$40,995	$26,956	$67,951
Debt-to-capitalization	28%		15%		44%		45%
1

Includes Brookfield Properties on an equity-accounted basis, whereas the disclosures elsewhere in this analysis presents the operations of Brookfield Properties on a consolidated basis unless stated otherwise

2

Adjusts deconsolidated book values to reflect values determined as at December 31, 2008 using procedures and processes expected to be followed in preparing IFRS financial statements (refer to discussion of underlying values on pages 8 and 9 under “Introduction – Basis of Presentation”)

3	Represents our proportionate interest in the assets and liabilities of our managed funds and operating units
4	Represents the liabilities and equity interests in our managed funds and operating units attributable to our co-investors that are included in our consolidated balance sheet under GAAP

Our strategy of financing primarily at the asset or operating unit level has resulted in us having a relatively low level of debt at the parent company level, as shown in our deconsolidated capitalization. The pro-forma debt to total capitalization on a deconsolidated basis was 15% based on pre-tax underlying values as at December 31, 2008 and 28% based on book values. The higher percentage on a book value basis reflects the impact of accounting depreciation on our long-life assets as well as the relatively low acquisition prices of assets purchased on an opportunistic basis over the years. The pro-forma debt to pre-tax underlying value capitalization was 44% on a proportionately consolidated basis, which we believe is appropriate given the quality of our long-term assets and the level of financing that assets of this nature typically support, as well as our liquidity profile. Even on a fully consolidated basis, our debt-to-capitalization at December 31, 2008 was only 45%. We believe our debt-to-capitalization metrics are similar at the date of this report.

We provide a reconciliation between the deconsolidated balance sheet in the foregoing table and the net invested capital basis employed elsewhere in the MD&A on page 44.

Corporate Borrowings

Our corporate borrowings have a weighted average term of nine years (December 31, 2008 – nine years) and over 90% of the maturities extend into 2012 and beyond. The average interest rate on our corporate borrowings was 6% at June 30, 2009, compared to 5% at December 31, 2008. During the quarter, we issued C$500 million of five-year 8.95% notes, and used the proceeds to reduce shorter maturity commercial paper and bank loans.

		Net Invested Capital
(MILLIONS)	Average Term	June 30 2009	Dec. 31 2008
Commercial paper and bank borrowings	3	$131	$649
Public term debt	10	1,926	1,485
Private term debt	4	184	150
Total	9	$2,241	$2,284

Brookfield Asset Management | Q2 /2009 INTERIM REPORT 39

The Corporation has $1,445 million of committed corporate two-year and three-year revolving term credit facilities which are utilized principally as back-up credit lines to support commercial paper issuance. At June 30, 2009, $131 million of these facilities were drawn or allocated as back-up to outstanding commercial paper, and approximately $126 million (December 31, 2008 – $104 million) of the facilities were utilized for letters of credit issued to support various business initiatives.

As shown in the table below, our only corporate maturity prior to 2012 is a $200 million bond maturity in 2010.

AS AT JUNE 30, 2009 (MILLIONS )	2009	2010	2011	2012 and After	Total
Term debt	$ —	$200	$—	$1,910	$2,110
Commercial paper and bank borrowings	—	—	—	131	131
Corporate maturities	$ —	$200	$—	$2,041	$2,241

Subsidiary Borrowings

We capitalize our subsidiary entities to facilitate continuous access to the debt capital markets, usually on an investment grade basis, thereby reducing the demand for capital from the Corporation and sharing the cost of financing equally among other equity holders in partly owned subsidiaries.

Subsidiary borrowings have no recourse to the Corporation with only a limited number of exceptions. As at June 30, 2009, subsidiary borrowings included $762 million (December 31, 2008 – $733 million) of financial obligations that are either guaranteed by the Corporation or are issued by direct corporate subsidiaries.

		Deconsolidated	Proportionate
		Interest	Interest	Consolidated
(MILLIONS)	Average Term	June 30 2009	June 30 2009	June 30 2009	Dec. 31 2008
Subsidiary borrowings
Commercial properties	2	$ —	$ 265	$643	$441
Power generation	7	—	884	884	652
Infrastructure	1	—	1	7	146
Development and other properties	2	—	955	1,237	1,097
Specialty funds	2	—	183	325	386
Investments and other	3	—	809	1,054	936
Corporate subsidiaries [1]	6	762	762	762	733
Co-investor capital
Properties	4	—	—	427	711
Total	4	$ 762	$ 3,859	$5,339	$5,102
1	Includes $724 million of subsidiary obligations which are guaranteed by the Corporation

The following table presents our proportionate share of subsidiary borrowings, based on our ownership interest in the borrowing entity:

AS AT JUNE 30, 2009 (MILLIONS )	2009	2010	2011	2012 and After	Total
Brookfield Renewable Power term debt	$241	$—	$—	$643	$884
Brookfield Australia term bank facility	121	595	—	—	716
Brookfield Properties corporate bank facilities	50	—	158	—	208
Retractable preferred shares	38	—	—	—	38
Other subsidiary borrowings	186	92	502	1,233	2,013
	$ 636	$ 687	$ 660	$1,876	$3,859

Brookfield Renewable Power has $241 million of public term notes that mature in December 2009. The substantial cash flow generated within this business and the high quality of its asset base facilitates access to capital markets notwithstanding current volatility, and in that regard we completed a public offering of C$300 million (US$244 million) of three-year notes in February 2009. In April 2009 we exchanged a further C$100 million (US$82 million) of the December maturity for three-year notes. The remaining borrowings consist of public notes that mature in 2018 and 2036.

40 Brookfield Asset Management | Q2 /2009 INTERIM REPORT

The Brookfield Australia bank facility represents a loan-to-value ratio of less than 50% and the portfolio is well leased with 99% occupancy and an average lease term of eight years. Our goal is to permanently finance the business with corporate facilities and asset-specific mortgages on the properties prior to the maturity in 2010.

Brookfield Properties corporate bank facilities represents our share of borrowings under $500 million of term credit facilities with a group of major financial institutions. The company recently extended $388 million of the facilities until 2011 and is in discussions to extend the balance.

Property-specific Borrowings

As part of our financing strategy, we raise the majority of our debt capital in the form of property-specific mortgages that have recourse only to the assets being financed and have no recourse to the Corporation.

		Deconsolidated	Proportionate
		Interest	Interest	Consolidated
(MILLIONS)	Average Term	June 30 2009	June 30 2009	June 30 2009	Dec. 31 2008
Commercial properties	6	$ —	$6,244	$14,337	$13,870
Power generation	12	—	3,367	3,574	3,588
Infrastructure	8	—	654	1,649	1,642
Development and other properties	2	—	1,906	2,873	2,677
Specialty funds	5	—	332	1,050	1,112
Total	6	$ —	$12,503	$23,483	$22,889

We continue to raise property-specific borrowing in the normal course of business despite the more challenging credit environment, due to the quality of the assets and the sustainability of the cash flows being financed. The increase in consolidated borrowings is due primarily to the impact of higher currency exchange rates on the carrying values of non-U.S. borrowings.

The following table presents our proportionate share of property-specific borrowings based on our ownership interest in the borrowing entity:

AS AT JUNE 30, 2009 (MILLIONS )	2009	2010	2011	2012 and After	Total
Commercial properties
Office – North America	$93	$1	$1,143	$2,659	$3,896
Office – Australia	208	978	42	155	1,383
Office – United Kingdom	—	27	—	690	717
Retail – Brazil	32	—	—	216	248
Power generation
North America	156	148	64	2,599	2,967
Brazil	97	26	26	251	400
Infrastructure	—	16	15	623	654
Development and other properties
North American opportunity funds	7	72	117	171	367
Residential investing and working capital – Canada	—	115	151	198	464
Residential investing and working capital – United States	85	134	15	—	234
Property development – Australia	161	500	33	72	766
Property development – United Kingdom	—	75	—	—	75
Specialty funds	—	101	—	231	332
	$839	$2,193	$1,606	$7,865	$12,503

Commercial property financings are secured by high quality office buildings on an individual or, in certain circumstances, pooled basis. Many of the financings which mature in the next three years were arranged a number of years ago and, accordingly, represent a low loan to value. As a result, we expect to refinance most of these maturities in the normal course at the same or a higher level. The remaining average term of financings was six years as at June 30, 2009. Financings in our North American, European and Brazilian operations, exceeded the average. The Australian property market typically utilizes shorter duration financing, which we are rolling over in the normal course and seeking to extend on a longer basis where possible.

Brookfield Asset Management | Q2 /2009 INTERIM REPORT 41

Within our power generating operations, our proportionate share of maturities for the following three years is modest in the context of our overall portfolio and the facilities are expected to be refinanced at the same or at higher levels given the strong operating margins and cash flows of these properties. The remaining 2009 maturities include $120 million of acquisition financing put in place to fund the recent purchase of a Brazilian power generating facility at a 42% loan-to-value ratio, which we expect to refinance at similar levels during the second half of 2009.

Development and other properties include property-specific borrowings within our opportunity funds, of which only $196 million are scheduled for repayment before 2012. Our share of residential property borrowings is $464 million within our Canadian-based residential operations and $234 million within our U.S. residential business. These borrowings have been reduced substantially over the past 18 months. The residential and property development borrowings, including those in Australia, are largely of a working capital nature, financing the ongoing development and construction activities for specific projects, and are typically repaid as the projects, lots or homes being financed are completed and sold. In the case of revolving facilities, amounts may be redrawn against new projects.

Capital Securities

The securities are classified as liabilities for GAAP purposes, even though the securities are preferred shares that are convertible into common equity at our option, because the holders of the preferred shares have the right, after a fixed date, to convert the shares into common equity based on the market price of our common shares at that time unless previously redeemed by us.

(MILLIONS)	Average Term to Conversion	June 30 2009	Dec. 31 2008
Issued by the Corporation	5	$571	$543
Issued by Brookfield Properties	5	923	882
	5	$1,494	$1,425

The carrying values of existing capital securities increased slightly due to the higher Canadian dollar, in which most of these securities are denominated.

The average distribution yield on the capital securities at June 30, 2009 was 6% (December 31, 2008 – 6%) and the average term to the holders’ conversion date was five years (December 31,2008 – six years).

Interests of Co-investors

Interests of co-investors in net assets are comprised of two components: participating interests held by other holders in our funds and subsidiary companies, and non-participating preferred equity issued by subsidiaries.

42 Brookfield Asset Management | Q2 /2009 INTERIM REPORT

	Number of Shares /	Brookfield Invested Capital
	% Interest	Total		Net
(MILLIONS)	June 30 2009	June 30 2009	Dec. 31 2008	June 30 2009	Dec. 31 2008
Participating interests
Commercial properties
Brookfield Properties Corporation	196.8 / 50%	$1,749	$1,760	$1,749	$1,760
Property funds and other	various	800	437	—	—
Power generation	various	253	192	—	—
Infrastructure
Timberlands	various	997	995	—	—
Transmission	various	244	246	—	—
Development and other properties
Brookfield Homes Corporation	11.2 / 42%	159	176	—	—
Brascan Residential Properties SA	173.7 / 49%	522	446	—	—
Brookfield Real Estate Opportunity Funds	various	151	127	—	—
Specialty funds	various	1,227	1,186	—	—
Investments	various	269	310	—	—
		6,371	5,875	1,749	1,760
Non-participating interests
Brookfield Multiplex Group		354	324	354	324
Brookfield Properties Corporation		126	122	126	122
		480	446	480	446
		$6,851	$6,321	$2,229	$2,206

We include Brookfield Properties on a fully consolidated basis in our segmented basis of presentation and accordingly the interests of others in these operations are reflected in both the total and net results. The other entities shown above are presented on a deconsolidated basis in our segmented analysis, and, as a result, the interests of other shareholders are presented in total invested capital only. The increase in “property funds and other” is due to the reclassification for accounting purposes of interests held by investors in one of our funds following a restructuring of the ownership interests.

Shareholders’ Equity

	Underlying Value	Book Value
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Dec. 31 2008	June 30 2009	Dec. 31 2008
Preferred equity	$ 870	$1,144	$870
Common equity	11,931	5,756	4,911
	$ 12,801	$6,900	$5,781
Per common share
– after tax	$ 20.62	$10.44	$8.92
– pre tax	$ 24.32

Preferred equity consists of perpetual preferred shares that represent an attractive form of leverage for common shareholders. During the quarter, we issued C$300 million of perpetual preferred shares with a coupon of 7%. The average dividend rate at June 30, 2009 was 4%. Further details on the components of our equity and related distributions can be found on page 49 of this MD&A.

Our book value of $6.9 billion reflects the depreciated historical cost of many assets, such as office properties and hydroelectric facilities, which were acquired many years ago for values significantly below what they are worth today.

Brookfield Asset Management | Q2 /2009 INTERIM REPORT 43

Reconciliation of Net Invested Capital Balance Sheet to Deconsolidated Balance Sheet

We present invested capital on a “net” basis throughout this MD&A, which represents our pro-rata interest in the underlying net assets of the company. The net invested capital basis includes the deconsolidated financial statements of Brookfield Properties and our wholly owned property operations. The following table provides a reconciliation between our deconsolidated balance sheet (with our investment in Brookfield Properties included in commercial properties as an equity-accounted investment) and the net invested capital basis used throughout this MD&A (which includes the asset and liabilities of Brookfield Properties on a deconsolidated basis):

	June 30, 2009			December 31, 2008
(MILLIONS)	Net Invested Capital	Adjustments	Deconsolidated Balance Sheet	Net Invested Capital	Adjustments	Deconsolidated Balance Sheet
Operating Platforms
Commercial properties	$4,885	$(1,427)	$3,458	$4,575	$(1,463)	$3,112
Power generation	1,361	—	1,361	1,215	—	1,215
Infrastructure	726	—	726	761	—	761
Development and other properties	3,945	(1,290)	2,655	3,334	(1,272)	2,062
Specialty Funds	933	—	933	870	(21)	849
Investments	743	—	743	704	—	704
Cash and financial assets	842	(46)	796	1,073	(30)	1,043
Other Assets	2,817	(1,791)	1,026	2,551	(1,679)	872
	$16,252	$(4,554)	$11,698	$15,083	$(4,465)	$10,618
Liabilities
Corporate borrowings	$2,241	$—	$2,241	$2,284	$—	$2,284
Non-recourse borrowings
Property-specific mortgages	—	—	—	—	—	—
Subsidiary borrowings	762	—	762	733	—	733
Accounts payable and other liabilities	2,626	(1,402)	1,224	2,654	(1,377)	1,277
	5,629	(1,402)	4,227	5,671	(1,377)	4,294
Capitalization
Co-investors interests and capital securities	3,723	(3,152)	571	3,631	(3,088)	543
Shareholders’ equity	6,900	—	6,900	5,781	—	5,781
	10,623	(3,152)	7,471	9,412	(3,088)	6,324
	$16,252	$(4,554)	$11,698	$15,083	$(4,465)	$10,618

NON-CASH WORKING CAPITAL

Other Assets

The following is a summary of other assets:

	Consolidated		Net Invested Capital
(MILLIONS)	June 30 2009	Dec. 31 2008	June 30 2009	Dec. 31 2008
Accounts receivable	$3,432	$3,056	$686	$678
Restricted cash	649	610	162	294
Goodwill	2,194	2,011	414	385
Intangible assets	1,600	1,632	101	83
Prepaid and other assets	2,547	2,529	818	703
Deferred tax asset	938	711	636	408
	$11,360	$10,549	$2,817	$2,551

Other assets on a net invested basis include working capital balances employed in our business that are not directly attributable to specific operating units. The magnitude of these balances varies somewhat based on seasonal variances. The net balances include $1,168 million (December 31, 2008 – $1,144 million) associated with Brookfield Properties, $700 million associated with our Australian property operations (December 31, 2008 – $698 million) and $949 million (December 31, 2008 – $709 million) associated with the Corporation.

44 Brookfield Asset Management | Q2 /2009 INTERIM REPORT

Consolidated balances include amounts receivable by the company in respect of contracted revenues owing but not yet collected, and dividends, interest and fees owing to the company. Prepaid expenses and other assets include amounts accrued to reflect the straight-lining of long-term contracted revenues and capitalized lease values in accordance with accounting guidelines. Restricted cash represents cash balances placed on deposit in connection with financing arrangements and insurance contracts, including the defeasement of long-term property-specific mortgages. The distribution of these assets among our business units is presented in the tables on page 49 of this MD&A.

Other Liabilities

	Invested Capital
	Total		Net
(MILLIONS)	June 30 2009	Dec. 31 2008	June 30 2009	Dec. 31 2008
Accounts payable	$3,409	$3,487	$996	$1,101
Insurance liabilities	866	1,132	—	—
Deferred tax liability	1,506	1,462	521	365
Other liabilities	3,883	3,714	1,109	1,188
	$9,664	$9,795	$2,626	$2,654

Accounts payable and other liabilities include $1,055 million associated with Brookfield Properties (December 31, 2008 – $1,073 million), $347 million associated with our Australian property operations (December 31, 2008 – $305 million) and $1,224 million (December 31, 2008 – $1,276 million) associated with the Corporation. Deferred taxes represent future tax obligations that arise largely due to holding assets whose book value exceeds their value for tax purposes.

Brookfield Asset Management | Q2 /2009 INTERIM REPORT 45

PART 4 – ANALYSIS OF CONSOLIDATED FINANCIAL STATEMENTS

The information in this section enables the reader to reconcile the basis of presentation in our consolidated financial statements to that employed in the MD&A. We also provide additional information for certain items not covered within this section.

CONSOLIDATED BALANCE SHEETS

Total assets at book value increased to $56.0 billion as at June 30, 2009 from $53.6 billion at the end of 2008 as shown in the following table:

	Book Value
(MILLIONS)	June 30 2009	Dec. 31 2008
Assets
Cash and cash equivalents and financial assets	$2,314	$2,029
Investments	737	890
Accounts receivable and other	7,566	6,906
Intangible assets	1,600	1,632
Goodwill	2,194	2,011
Operating assets
Property, plant and equipment	38,542	36,765
Securities	951	1,303
Loans and notes receivable	2,068	2,061
	$55,972	$53,597

Consolidated assets increased due primarily to the impact of higher currency exchange rates on the carrying values of non-U.S. operations.

Investments

Investments represent equity accounted interests in partially owned companies as set forth in the following table, which are discussed further within the relevant business segments in the Operating Platforms section of this MD&A.

		% of Investment		Book Value
(MILLIONS)	Business Segment	June 30 2009	Dec. 31 2008	June 30 2009	Dec. 31 2008
Chile transmission	Transmission	17%	17%	$368	$324
Property funds	Commercial Office	20-25%	20-25%	242	233
Brazil transmission	Transmission	—	3-10%	—	207
Other	Various			127	126
Total				$737	$890

We completed the sale of our Brazil transmission interests during the quarter.

Goodwill

Goodwill represents purchase consideration that is not specifically allocated to the tangible and intangible assets being acquired. The balance as at June 30, 2009, which was largely unchanged since year-end, includes $907 million (December 31, 2008 – $799 million) of goodwill allocated to our Australian, European and Middle East operations and $591 million (December 31, 2008 – $ 591 million) of goodwill incurred on the acquisition of U.S. Pacific Northwest timberlands.

46 Brookfield Asset Management | Q2 /2009 INTERIM REPORT

Property, Plant and Equipment

	Book Value
(MILLIONS)	June 30 2009	Dec. 31 2008
Commercial properties	$20,500	$19,274
Power generation	5,249	4,954
Infrastructure	2,904	2,879
Development and other properties	7,903	7,666
Other plant and equipment	1,986	1,992
	$38,542	$36,765

The changes in these balances are discussed within each of the relevant business units within the Operating Platforms section of this MD&A. Commercial properties includes office and retail property assets. Development and other properties include opportunity investments, residential properties, properties under development and properties held for development.

Securities

Securities include $0.6 billion, as at June 30, 2009, (December 31, 2008 – $1.0 billion) of largely fixed income securities held through our insurance operations. The decline reflects the sale of an insurance unit during the first quarter of 2009. Securities also includes a $160 million (December 31, 2008 – $143 million) common share investment in Canary Wharf Group as at June 30, 2009, which is included in our commercial office property operations in our segmented analysis, and is carried at historic cost, adjusted to reflect current exchange rates.

Loans and Notes Receivable

Loans and notes receivable consist largely of loans advanced by our bridge lending operations and real estate securities held within our real estate finance funds, which is consistent with the balance at the beginning of the year.

CONSOLIDATED STATEMENTS OF INCOME

We discuss Net Income in detail beginning on page 32, and provide a reconciliation to operating cash flow on page 13, of this MD&A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the company’s cash flows on a consolidated basis:

	Three Months Ended June 30		Six Months Ended June 30
(MILLIONS )	2009	2008	2009	2008
Operating activities	$315	$457	$260	$980
Financing activities	13	365	277	487
Investing activities	175	(857)	(247)	(1,496)
Increase/(Decrease) in cash and cash equivalents	$503	$(35)	$290	$(29)

Operating Activities

Cash flow from operating activities is reconciled to the operating cash flow measure utilized elsewhere in this MD&A as follows:

	Three Months Ended June 30		Six Months Ended June 30
(MILLIONS )	2009	2008	2009	2008
Operating cash flow	$276	$378	$549	$821
Adjust for:
Net change in working capital balances and other	(115)	(78)	(553)	(116)
Undistributed non-controlling interests in cash flow	154	157	264	275
Cash flow from operating activities	$315	$457	$260	$980

Operating cash flow is discussed in detail elsewhere in this MD&A. Working capital remained consistent with the same period in the previous year on a net basis. We retained $154 million (2008 – $157 million) of operating cash flow within our consolidated subsidiaries attributable to minority interests in excess of that distributed by way of dividends.

Brookfield Asset Management | Q2 /2009 INTERIM REPORT 47

Financing Activities

We generated $13 million of cash within our financing activities during the second quarter of 2009, compared with $365 million in 2008.

During the quarter, we completed the issuance of C$500 million of corporate debentures and C$300 million of preferred shares, the proceeds of which were used to repay our corporate borrowings. In the same period in the prior year we issued C$150 million of preferred shares.

Property specific financings were $160 million which includes a C$370 million refinancing of a commercial office tower in Calgary, Alberta, offset by repayments distributed across all areas of our operations. Other debt of subsidiaries reflects the arrangement by our United Kingdom commercial property operations of a $160 million corporate facility and our power operations issued C$100 million of corporate debentures. Proceeds from these issuances were also used to reduce short term borrowings. In 2008, we completed a number of refinancings within our property, power and infrastructure operations.

Investing Activities

We generated $175 million on a consolidated basis during the second quarter of 2009, compared with $857 million invested in 2008. The current quarter includes the receipt of proceeds from the sale of our Brazilian transmission operations. During the same period in 2008, we acquired a 156 megawatt hydro facility in Brazil for $247 million and invested additional capital in our Brazilian residential operations to position this business for further growth.

48 Brookfield Asset Management | Q2 /2009 INTERIM REPORT

RECONCILIATION OF SEGMENTED DISCLOSURE TO CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet	AS AT JUNE 30, 2009
	Operating Platforms					Corporate
(MILLIONS)	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Cash and Financial Assets	Other Assets	Corporate	Consolidated
Assets
Operating assets
Property, plant and equipment
Commercial properties	$20,500	$—	$—	$—	$—	$—	$—	$—	$—	$20,500
Power generation	—	5,249	—	—	—	—	—	—	—	5,249
Infrastructure	—	—	2,904	—	—	—	—	—	—	2,904
Development and other properties	18	—	118	7,714	—	53	—	—	—	7,903
Other plant and equipment	8	—	—	38	728	1,212	—	—	—	1,986
Securities	160	—	—	—	170	621	—	—	—	951
Loans and notes receivable	—	—	1	—	1,927	24	116	—	—	2,068
Cash and cash equivalents	210	140	33	193	213	207	536	—	—	1,532
Financial assets	1	236	6	(95)	89	—	545	—	—	782
Investments	278	—	387	29	8	3	32	—	—	737
Accounts receivable and other	106	1,297	156	2,200	681	824	—	2,302	—	7,566
Intangible assets	802	—	5	565	113	14	—	101	—	1,600
Goodwill	144	29	591	957	28	31	—	414	—	2,194
Total assets	$22,227	$6,951	$4,201	$11,601	$3,957	$2,989	$1,229	$2,817	$—	$55,972
Liabilities and shareholders’ equity
Corporate borrowings	$—	$—	$—	$—	$—	$—	$—	$—	$2,241	$2,241
Property-specific mortgages	14,337	3,574	1,649	2,873	1,050	—	—	—	—	23,483
Other debt of subsidiaries	1,070	884	7	1,237	325	708	346	—	762	5,339
Accounts payable and other liabilities	1,135	878	579	2,714	422	1,269	41	—	2,626	9,664
Capital securities	—	—	—	—	—	—	—	—	1,494	1,494
Non-controlling interests in net assets	800	254	1,240	832	1,227	269	—	—	2,229	6,851
Preferred equity	—	—	—	—	—	—	—	—	1,144	1,144
Common equity / net invested capital	4,885	1,361	726	3,945	933	743	842	2,817	(10,496)	5,756
Total liabilities and shareholders’ equity	$22,227	$6,951	$4,201	$11,601	$3,957	$2,989	$1,229	$2,817	$—	$55,972

	AS AT DECEMBER 31, 2008
	Operating Platforms					Corporate
(MILLIONS)	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Cash and Financial Assets	Other Assets	Corporate	Consolidated
Assets
Operating assets
Property, plant and equipment
Commercial properties	$19,274	$—	$—	$—	$—	$—	$—	$—	$—	$19,274
Power generation	—	4,954	—	—	—	—	—	—	—	4,954
Infrastructure	—	—	2,879	—	—	—	—	—	—	2,879
Development and other properties	38	—	105	7,476	—	47	—	—	—	7,666
Other plant and equipment	10	—	—	49	709	1,224	—	—	—	1,992
Securities	143	—	—	—	206	954	—	—	—	1,303
Loans and notes receivable	—	—	—	—	1,921	24	116	—	—	2,061
Cash and cash equivalents	166	138	61	160	124	270	323	—	—	1,242
Financial assets	24	219	—	(305)	91	(35)	793	—	—	787
Investments	252	—	544	37	27	2	28	—	—	890
Accounts receivable and other	96	1,135	228	1,833	726	805	—	2,083	—	6,906
Intangible assets	859	—	5	560	112	13	—	83	—	1,632
Goodwill	121	27	591	834	23	30	—	385	—	2,011
Total assets	$20,983	$6,473	$4,413	$10,644	$3,939	$3,334	$1,260	$2,551	$—	$53,597
Liabilities and shareholders’ equity
Corporate borrowings	$—	$—	$—	$—	$—	$—	$—	$—	$2,284	$2,284
Property-specific mortgages	13,536	3,587	1,642	3,011	1,113	—	—	—	—	22,889
Other debt of subsidiaries	1,118	653	145	1,131	387	746	189	—	733	5,102
Accounts payable and other liabilities	1,318	826	624	2,419	380	1,574	—	—	2,654	9,795
Capital securities	—	—	—	—	—	—	—	—	1,425	1,425
Non-controlling interests in net assets	436	192	1,241	749	1,189	310	(2)	—	2,206	6,321
Preferred equity	—	—	—	—	—	—	—	—	870	870
Common equity / net invested capital	4,575	1,215	761	3,334	870	704	1,073	2,551	(10,172)	4,911
Total liabilities and shareholders’ equity	$20,983	$6,473	$4,413	$10,644	$3,939	$3,334	$1,260	$2,551	$—	$53,597

Brookfield Asset Management | Q2 /2009 INTERIM REPORT 49

Results from Operations	FOR THE SIX MONTHS ENDED JUNE 30, 2009
	Operating Platforms						Corporate
(MILLIONS)	Asset Management	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Investment Income / Gains	Corporate	Consolidated
Fees earned	$228	$—	$—	$—	$—	$—	$—	$—	$—	$228
Revenues less direct operating costs
Commercial properties	—	825	—	—	—	—	(1)	—	—	824
Power generation	—	—	450	—	—	—	—	—	—	450
Infrastructure	—	—	—	56	—	—	—	—	—	56
Development and other properties	—	—	—	—	118	—	—	—	—	118
Specialty funds	—	—	—	—	—	74	—	—	—	74
Investment and other income	—	42	—	47	1	31	88	182	—	391
	228	867	450	103	119	105	87	182	—	2,141
Expenses
Interest	—	407	166	49	25	26	33	10	151	867
Asset management and other operating costs	—	5	—	3	—	—	8	—	309	325
Current income taxes	—	3	12	12	2	6	1	1	5	42
Non-controlling interests	—	64	50	5	25	50	(12)	—	176	358
Cash flow from operations	$228	$388	$222	$34	$67	$23	$57	$171	$(641)	$549

Results from Operations	FOR THE SIX MONTHS ENDED JUNE 30, 2008
	Operating Platforms						Corporate
(MILLIONS)	Asset Management	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Investment Income / Gains	Corporate	Consolidated
Fees earned	$227	$—	$—	$—	$—	$—	$—	$—	$—	$227
Revenues less direct operating costs
Commercial properties	—	848	—	—	—	—	—	—	—	848
Power generation	—	—	515	—	—	—	—	—	—	515
Infrastructure	—	—	—	92	—	—	—	—	—	92
Development and other properties	—	(1)	—	2	180	—	2	—	—	183
Specialty funds	—	—	—	—	—	223	—	—	—	223
Investment and other income	—	49	—	68	(4)	3	178	172	—	466
	227	896	515	162	176	226	180	172	—	2,554
Expenses
Interest	—	522	160	49	26	48	20	15	162	1,002
Asset management and other operating costs	—	—	—	2	(2)	—	8	—	305	313
Current income taxes	—	8	13	8	(3)	2	7	—	3	38
Non-controlling interests	—	28	51	35	24	61	—	—	181	380
Cash flow from operations	$227	$338	$291	$68	$131	$115	$145	$157	$(651)	$821

50 Brookfield Asset Management | Q2 /2009 INTERIM REPORT

Results from Operations	FOR THE THREE MONTHS ENDED JUNE 30, 2009
	Operating Platforms						Corporate
(MILLIONS)	Asset Management	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Investment Income / Gains	Corporate	Consolidated
Fees earned	$123	$—	$—	$—	$—	$—	$—	$—	$—	$123
Revenues less direct operating costs
Commercial properties	—	425	—	—	—	—	(1)	—	—	424
Power generation	—	—	211	—	—	—	—	—	—	211
Infrastructure	—	—	—	16	—	—	—	—	—	16
Development and other properties	—	—	—	(1)	95	—	1	—	—	95
Specialty funds	—	—	—	—	—	35	—	—	—	35
Investment and other income	—	40	—	34	(4)	31	71	50	—	222
	123	465	211	49	91	66	71	50	—	1,126
Expenses
Interest	—	216	91	23	10	13	16	4	79	452
Asset management and other operating costs	—	4	—	3	—	—	5	—	154	166
Current income taxes	—	1	5	11	3	6	1	1	3	31
Non-controlling interests	—	23	24	(3)	26	32	(7)	—	106	201
Cash flow from operations	$123	$221	$91	$15	$52	$15	$56	$45	$(342)	$276

Results from Operations	FOR THE THREE MONTHS ENDED JUNE 30, 2008
	Operating Platforms						Corporate
(MILLIONS)	Asset Management	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Investment Income / Gains	Corporate	Consolidated
Fees earned	$113	$—	$—	$—	$—	$—	$—	$—	$—	$113
Revenues less direct operating costs
Commercial properties	—	427	—	—	—	—	—	—	—	427
Power generation	—	—	264	—	—	—	—	—	—	264
Infrastructure	—	—	—	44	—	—	—	—	—	44
Development and other properties	—	(2)	—	2	116	—	3	—	—	119
Specialty funds	—	—	—	—	—	119	—	—	—	119
Investment and other income	—	8	—	49	(3)	2	56	36	—	148
	113	433	264	95	113	121	59	36	—	1,234
Expenses
Interest	—	260	82	24	(8)	16	11	6	84	475
Asset management and other operating costs	—	—	—	2	(2)	—	7	—	141	148
Current income taxes	—	4	11	6	3	2	(6)	—	1	21
Non-controlling interests	—	13	28	23	18	32	(4)	—	102	212
Cash flow from operations	$113	$156	$143	$40	$102	$71	$51	$30	$(328)	$378

Brookfield Asset Management | Q2 /2009 INTERIM REPORT 51

PART 5 – SUPPLEMENTAL INFORMATION

This section contains information required by applicable continuous disclosure guidelines and to facilitate additional analysis.

CONTRACTUAL OBLIGATIONS

Our 2008 Annual Report contains a table and description of our contractual obligations, which consist largely of long-term financial obligations, as well as commitments to provide bridge financing, capital subscriptions, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations in the normal course of business.

In addition, the company and its consolidated subsidiaries execute agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past nor do they expect at this time to make any significant payments under such indemnification agreements in the future.

The company periodically enters into joint venture, consortium or other arrangements that have contingent liquidity rights in favour of the company or its counterparties. These include buy-sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is in most cases dependent on either further contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Accounting Standards Board (“AcSB”) confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace GAAP for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. We applied to the Canadian Securities Administrators (“CSA”) and were granted exemptive relief to prepare our financial statements in accordance with IFRS earlier and intend to do so for periods beginning January 1, 2010 and prepare our first financial statements in accordance with IFRS as at and for the three month period ended March 31, 2010. These financial statements will include comparative results for the periods commencing January 1, 2009. The following discussion has been prepared on a basis consistent with the presentation under GAAP. The classification and components of account balances under IFRS are expected to be different than under GAAP. Additionally, as we continue to assess the impact of our transition to IFRS additional differences may be identified which could impact the amounts below.

Impact of Adoption of IFRS

IFRS are premised on a conceptual framework similar to GAAP, however, significant differences exist in certain matters of recognition, measurement and disclosure. While we believe that the adoption of IFRS will not have a material impact on our reported cash flows, it will likely have a material impact on our consolidated balance sheets and statements of income. In particular, our opening balance sheet will reflect the revaluation of substantially all property, plant and equipment to fair value, irrespective of the accounting treatment on a prospective basis. In addition, a significant portion of our intangible assets and liabilities will no longer be recognized. Finally, all changes to the opening balance sheet will require that a corresponding tax asset or liability be established based on the resulting differences between the carried value of assets and liabilities and their tax bases. Our initial estimate of the impact of all of these differences to common equity totals approximately $7.0 billion, resulting in common equity to shareholders of $11.9 billion. The following disclosure highlights the ongoing adjustments related to our adoption of IFRS on the balance sheet and income statement after our adoption.

Ongoing IFRS to GAAP differences – Balance Sheet

Basis of Consolidation

Under GAAP we determine whether we should consolidate an entity using two different frameworks: the variable interest entity (“VIE”) and voting control models. Under IFRS we will consolidate an entity if it is determined to be controlled by us. Control is defined as the power to govern the financial and operating policies of an entity to obtain benefit. Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than one half of an entity’s voting power, but also exists when the

52 Brookfield Asset Management | Q2 /2009 INTERIM REPORT

parent owns half or less of the voting power but has legal or contractual rights to control, or de facto control. This change in policy will result in certain entities being consolidated by us that were not consolidated under GAAP as a result of our legal or contractual rights to control the entity, as defined by IFRS. This change will also result in certain entities that are currently consolidated by us under the VIE model to be deconsolidated.

Joint Ventures

The International Accounting Standards Board (“IASB”) is currently considering Exposure Draft 9 Joint Arrangements (“ED 9”) which is intended to modify IAS 31 Interests in Joint Ventures (“IAS 31”) which sets out the current requirements for the accounting for interests in joint ventures under IFRS. The IASB has indicated that it expects to issue a new standard to replace IAS 31 in the fourth quarter of 2009 and we expect to apply this new standard in our IFRS financial statements for 2010. Currently, under GAAP we proportionately account for interests in joint ventures. ED 9 proposes to eliminate the option to proportionately consolidate interests in jointly controlled entities and requires an entity to recognize its interest, which is considered its share of the outcome generated by the activities of a group of assets and liabilities subject to joint control, using the equity method.

Biological Assets

Under IFRS timberlands are considered biological assets and recorded under IAS 41 Agriculture (“IAS 41”). Currently under GAAP our timberland assets are recorded at cost, less accumulated depletion which is based upon harvested amounts. Depletion amounts are recorded in cost of goods sold at the time of sale. Under IAS 41 timberland assets will be measured at the end of each reporting period at fair value, less estimated point-of-sale costs. Fair value is determined based upon the future expected market price for similar species and age of timberlands less costs to sell, discounted to the measurement date. Changes in fair value or point-of-sale costs after initial recognition are recognized in income in the period in which the change arises.

Inventory

For both GAAP and IFRS, residential inventory is recorded at the lower of cost and net realizable value, however, under IFRS net realizable value is determined based on the discounted value of future cash flows whereas under GAAP such cash flows are not discounted.

IFRS to GAAP differences – Income Statement

The following paragraphs highlight the significant differences between GAAP and IFRS that affect net income for the six month period ended June 30, 2009. Such discussion has been prepared on a basis consistent with all known IFRS to GAAP differences using the accounting policies expected to be applied by Brookfield on our adoption of IFRS using the standards anticipated to be in effect at the time of our transition. Consequently, to the extent the accounting policies expected to be applied by Brookfield on adoption of IFRS change, new standards are issued that are required to be adopted by Brookfield, or to the extent we identify additional differences as we continue our assessment of IFRS, the amounts and discussion below may be impacted. We have not finalized our selection of certain policies.

Commercial Property

IFRS permits the measurement of investment property using the fair value model under IAS 40, Investment Property, which requires us to record a gain or loss in income arising from a change in the fair value of investment property in the period of change. Income related to commercial properties during any given period may be greater or less than as determined under GAAP depending on whether an increase or decrease in fair value occurs during the period of measurement. Under the fair value model, depreciation of investment properties would not be recorded, which for the six months ended June 30, 2009 amounted to $326 million under GAAP.

The transition to IFRS in conjunction with the use of the fair value model would result in historic intangible asset balances established under GAAP in respect of business combinations to no longer be recognized and accordingly not amortized to income under IFRS. Additionally, IFRS requires rental revenue to be determined on a straight-line basis considering all rentals from the inception of the lease, whereas, GAAP requires rental income to be recognized on only a prospective basis subsequent to the adoption of this accounting policy for GAAP purposes. Cumulatively, these two differences would result in a reduction of net income under IFRS for the six months ended June 30, 2009 of $33 million after non-controlling interests.

Brookfield Asset Management | Q2 /2009 INTERIM REPORT 53

Power Generation

The primary difference in net income related to our power generation assets is $154 million in additional depreciation recorded under IFRS relating to the increase in carrying values for property, plant and equipment that are recorded at fair value for purposes of determining deemed cost upon transition to IFRS. The increase in depreciation is offset by a $23 million increase in revenue related to certain power sales agreements that for GAAP are recognized on a levelized basis over the term of the contract but for IFRS are recognized on an accrual basis.

Timberlands

Our timberlands are considered biological assets and recorded under IAS 41. At each reporting period our timberland assets will be measured at fair value, less estimated point-of-sale costs with changes in fair value recognized in income in the period in which the change arises. For the six months ended June 30, 2009, an increase in the fair value of our timberlands, primarily from tree growth net of actual harvested amounts, resulted in an increase of income under IFRS. In addition, depletion expense which forms a component of GAAP net income is not recognized under IFRS. These two differences under IFRS would result in a cumulative $16 million increase in net income under IFRS for the six months ended June 30, 2009.

IFRS to GAAP differences – Cash flow from operations

Cash flow from operations is a non-GAAP measure and differs from net income, however, we use it as a key measure of our financial performance. Accordingly, the following table presents the primary known differences identified to date that will impact reported cash flow from operations for the six months ended June 30, 2009 under IFRS:

FOR THE SIX MONTHS ENDED JUNE 30, 2009 (MILLIONS)
Cash flow from operations based on GAAP results	$549
Lease accounting	(33)
Power sales contracts	23
Inventory and cost of sales	(2)
Other	(1)
Cash flow from operations based on IFRS results	$536

INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended June 30, 2009, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CHANGES IN ACCOUNTING POLICIES

Goodwill and Intangible Assets

(i)	Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 3064, Goodwill and Intangible Assets, replacing Handbook Sections 3062, Goodwill and Other Intangible Assets and 3450, Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition of intangible assets by profit-oriented enterprises. The new section became effective for the company on January 1, 2009, and consistent with transition provisions in Section 3064, the company has adopted the new standard retrospectively with restatement. The impact of adopting this new standard was a $7 million reduction of opening retained earnings as at January 1, 2008.

(ii)	Inventories

In June 2007, the CICA issued Section 3031, Inventories, replacing Section 3030, Inventories. This standard provides guidance on the determination of the cost of inventories and subsequent recognition as an expense, including any write-down to net realizable value. This new standard became effective for the company on January 1, 2008. The impact of adopting this new standard was a $4 million reduction of opening retained earnings.

54 Brookfield Asset Management | Q2 /2009 INTERIM REPORT

CORPORATE DIVIDENDS

The distributions paid by Brookfield on outstanding securities during the first six months of 2009 and the same period in 2008 and 2007 are as follows:

	Distribution per Security
	2009	2008	2007
Class A Common Shares	$0.26	$0.25	$0.23
Class A Common Shares – special [1]	—	0.94	—
Class A Preferred Shares
Series 2	0.21	0.48	0.46
Series 4 + Series 7	0.21	0.48	0.46
Series 8	0.30	0.67	0.48
Series 9	0.45	0.54	0.48
Series 10	0.60	0.71	0.63
Series 11	0.57	0.68	0.61
Series 12	0.56	0.67	0.59
Series 13	0.21	0.48	0.46
Series 14	0.81	1.76	1.66
Series 15	0.16	0.56	0.52
Series 17 [2]	0.49	0.59	0.52
Series 18 [3]	0.49	0.59	0.15
Series 21 [4]	0.52	—	—
Series 22 [5]	0.11	—	—
Preferred Securities
Due 2050 [6]	—	—	0.01
Due 2051 [7]	—	—	0.91

1      Represents the book value of Brookfield Infrastructure special dividend

2      Issued November 20, 2006

3      Issued May 9, 2007

4      Issued June 25, 2008

5      Issued June 4, 2009

6      Redeemed January 2, 2007

7      Redeemed July 3, 2007

Brookfield Asset Management | Q2 /2009 INTERIM REPORT 55

QUARTERLY RESULTS

Net income and operating cash flows for the eight recently completed quarters are as follows:

	2009		2008				2007
(MILLIONS )	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenues	$2,978	$2,651	$3,006	$3,216	$3,436	$3,210	$3,158	$2,219
Fees earned	123	105	113	109	113	114	92	96
Revenues less direct operating costs
Commercial property	424	400	388	595	427	421	414	350
Power generation	211	239	158	213	264	251	148	105
Infrastructure	16	40	68	36	44	48	33	54
Development and other properties	95	23	(5)	62	119	64	115	40
Specialty funds	35	39	49	32	119	104	233	16
Investment and other income	222	169	212	247	148	318	343	319
	1,126	1,015	983	1,294	1,234	1,320	1,378	980
Expenses
Interest	452	415	447	535	475	527	510	454
Asset management and other operating costs	166	159	160	167	148	165	141	108
Current income taxes	31	11	(47)	2	21	17	28	(6)
Non-controlling interest in net income before the following	201	157	176	235	212	168	124	103
Net income before the following	276	273	247	355	378	443	575	321
Equity accounted loss from investments	—	—	(17)	(11)	(21)	(19)	(10)	(5)
Depreciation and amortization	(300)	(329)	(355)	(333)	(328)	(314)	(294)	(250)
Revaluation and other items	(73)	(3)	(262)	104	(46)	(63)	(95)	(99)
Future income taxes	97	2	545	(105)	3	18	35	11
Non-controlling interests in the foregoing items	147	150	13	161	124	132	135	115
Net income	$147	$93	$171	$171	$110	$197	$346	$93

Cash flow from operations for the last eight quarters are as follows:

	2009		2008				2007
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Cash flow from operations and gains	$276	$273	$247	$355	$378	$443	$575	$321
Preferred share dividends	9	8	9	11	12	12	12	13
Cash flow to common shareholders	$267	$265	$238	$344	$366	$431	$563	$308
Common equity – book value	$5,756	$4,976	$4,911	$5,814	$6,277	$6,133	$6,637	$6,321
Common shares outstanding	572.0	571.8	572.6	583.4	583.8	581.7	583.6	581.0
Per common share
Cash flow from operations	$0.46	$0.46	$0.41	$0.58	$0.62	$0.72	$0.94	$0.52
Net income	0.24	0.15	0.27	0.27	0.17	0.31	0.56	0.13
Dividends	0.13	0.13	0.13	0.13	0.13	0.12	0.12	0.12
Book value	10.44	9.09	8.92	10.20	11.14	10.93	11.63	11.16
Market trading price (NYSE)	17.07	13.78	15.27	27.44	32.54	26.83	35.67	38.50

Commercial office property operations tend to produce consistent results throughout the year due to the long-term nature of the contractual lease arrangements subject to the intermittent recognition of disposition gains. We recorded a gain of $164 million on the sale of a property interest in the third quarter of 2008 and completed the acquisition of a portfolio of Australian properties in the fourth quarter of 2007.

Quarterly seasonality does exist in our power generation and residential property operations. With respect to our power generation operations, seasonality exists in water inflows and pricing. During the fall rainy season and spring thaw, water inflows tend to be the highest leading to higher generation during those periods; however prices tend not to be as strong as the summer and winter seasons due to the more moderate weather conditions during those periods and associated reductions in demand for electricity.

56 Brookfield Asset Management | Q2 /2009 INTERIM REPORT

With respect to our residential operations, included in development and other properties the fourth quarter tends to be the strongest as this is the period during which most of the construction is completed and homes are delivered although in recent periods the company has recorded provisions in respect of higher priced land positions.

We periodically record realization and other gains, special distributions, as well as gains and losses on unhedged financial positions throughout our operations and, while the timing of these items is difficult to predict, the dynamic nature of our asset base tends to result in these items occurring on a relatively frequent basis.

ADDITIONAL SHARE DATA

Basic and Diluted Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

	Three Months Ended June 30		Six Months Ended June 30
(MILLIONS)	2009	2008	2009	2008
Net income	$147	$110	$240	$307
Preferred share dividends	(8)	(12)	(17)	(24)
Net income available for common shareholders	$139	$98	$223	$283
Weighted average – common shares	572	583	572	583
Dilutive effect of the conversion of options using treasury stock method	7	12	7	12
Common shares and common share equivalents	579	595	579	595

Issued and Outstanding Common Shares

The number of issued and outstanding common shares changed as follows:

	Three Months Ended June 30		Six Months Ended June 30
(MILLIONS)	2009	2008	2009	2008
Outstanding at beginning of period	571.8	581.7	572.6	583.6
Issued (repurchased)
Dividend reinvestment plan	—	—	0.1	—
Management share option plan	0.2	2.7	0.8	2.9
Issuer bid purchases	—	(0.6)	(1.5)	(2.7)
Outstanding at end of period	572.0	583.8	572.0	583.8
Unexercised options	36.2	27.9	36.2	27.9
Total diluted common shares at end of period	608.2	611.7	608.2	611.7

In calculating our book value per common share, the cash value of our unexercised options of $594 million as at June 30, 2009 (December 31, 2008 – $446 million) is added to the book value of our common share equity of $5,756 million as at June 30, 2009 (December 31,2008 – $4,911 million) prior to dividing by the total diluted common shares presented above.

As of August 7, 2009, the Corporation had outstanding 571,905,486 Class A Limited Voting Shares and 85,120 Class B Limited Voting Shares.

Brookfield Asset Management | Q2 /2009 INTERIM REPORT 57

ASSETS UNDER MANAGEMENT

The following tables set forth the assets, net invested capital and commitments managed by Brookfield, including the amounts managed on behalf of co-investors:

	Total Assets Under Management			Co-investor Interests
AS AT JUNE 30, 2009 (MILLIONS )	Assets	Net Invested Capital	Committed Capital [1]	Net Invested Capital	Committed Capital
Unlisted funds and specialty issuers
Core and Value Add
U.S. Core Office [2]	$7,626	$1,777	$1,950	$999	$1,025
Canadian Core Office [2]	1,380	827	827	566	566
Multiplex funds [3]	1,834	896	968	654	726
Infrastructure	—	—	650	—	150
Timberlands	3,576	1,458	2,174	1,037	1,348
Transmission	2,885	1,494	1,494	1,231	1,231
Bridge Loan	671	671	702	494	497
Real Estate Finance	2,451	1,556	1,867	1,268	1,488
Brookfield Real Estate Services Fund	129	84	84	63	63
	20,552	8,763	10,716	6,312	7,094
Opportunity and Private Equity
Brazil Retail Property	1,618	263	830	348	610
Real Estate Opportunity	1,288	304	516	192	292
Residential Properties – U.S. [4]	1,108	309	309	200	200
Restructuring	1,622	912	1,173	462	637
Other	—	—	169	—	69
	5,636	1,788	2,997	1,202	1,808
	26,188	10,551	13,713	7,514	8,902
Public Securities
Equity Funds	3,086	3,086	3,086	3,086	3,086
Fixed Income Funds	15,870	15,736	15,736	15,736	15,736
	18,956	18,822	18,822	18,822	18,822
Total fee bearing assets/capital	45,144	29,373	32,535	$26,336	$27,724
Directly Held Non-Fee Bearing Assets
Core Office – North America [2]	9,345	1,765	1,765
Core Office – United Kingdom	1,164	200	200
Core Office – Australia	3,316	1,907	1,907
Residential Properties – Canada 2/Brazil/Australia	3,623	836	836
Power Generation – North America	6,951	1,615	1,615
Other	12,596	7,768	7,768
	36,995	14,091	14,091
	$82,139	$43,464	$46,626

1 Includes incremental co-investment capital 2 Held by 51%-owned Brookfield Properties 3 Comprised of four funds with ownerships ranging from 20% to 25% 4 Held by 58%-owned Brookfield Homes

58 Brookfield Asset Management | Q2 /2009 INTERIM REPORT

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS		(UNAUDITED)
(MILLIONS)	Note	June 30 2009	December 31 2008
Assets
Cash and cash equivalents		$1,532	$1,242
Financial assets		782	787
Investments		737	890
Accounts receivable and other		7,566	6,906
Intangible assets		1,600	1,632
Goodwill		2,194	2,011
Operating assets
Property, plant and equipment	4	38,542	36,765
Securities		951	1,303
Loans and notes receivable		2,068	2,061
		$55,972	$53,597

Liabilities and shareholders’ equity
Corporate borrowings		$2,241	$2,284
Non-recourse borrowings
Property-specific mortgages		23,483	22,889
Subsidiary borrowings		5,339	5,102
Accounts payable and other liabilities		8,854	8,904
Intangible liabilities		810	891
Capital securities		1,494	1,425
Non-controlling interests in net assets		6,851	6,321
Shareholders’ equity
Preferred equity		1,144	870
Common equity	5	5,756	4,911
		$55,972	$53,597

On behalf of the Board:

Robert J. Harding, FCA, Director	Marcel R. Coutu, Director

Brookfield Asset Management | Q2 /2009 INTERIM REPORT 59

CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED )	Three Months Ended June 30		Six Months Ended June 30
MILLIONS, EXCEPT PER SHARE AMOUNTS	2009	2008	2009	2008
Total revenues	$2,978	$3,436	$5,629	$6,646
Fees earned	123	113	228	227
Revenues less direct operating costs
Commercial properties	424	427	824	848
Power generation	211	264	450	515
Infrastructure	16	44	56	92
Development and other properties	95	119	118	183
Specialty funds	35	119	74	223
	904	1,086	1,750	2,088
Investment and other income	222	148	391	466
	1,126	1,234	2,141	2,554
Expenses
Interest	452	475	867	1,002
Asset management and other operating costs	166	148	325	313
Current income taxes	31	21	42	38
Non-controlling interests in net income before the following	201	212	358	380
	276	378	549	821
Other items
Equity accounted loss from investments	—	(21)	—	(40)
Depreciation and amortization	(300)	(328)	(629)	(642)
Provisions and other	(73)	(46)	(76)	(109)
Future income taxes	97	3	99	21
Non-controlling interests in the foregoing items	147	124	297	256
Net income	$147	$110	$240	$307
Net income per common share
Diluted	$0.24	$0.17	$0.39	$0.48
Basic	$0.24	$0.17	$0.39	$0.49

60 Brookfield Asset Management | Q2 /2009 INTERIM REPORT

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(UNAUDITED)		Three Months Ended June 30		Six Months Ended June 30
MILLIONS		2009	2008	2009	2008
Retained earnings, beginning of period		$4,356	$4,390	$4,361	$4,867
Changes in accounting policies		—	—	—	(11)
Net income		147	110	240	307
Preferred equity issue costs		(8)	—	(8)	—
Shareholder distributions	– preferred equity	(9)	(12)	(17)	(24)
	– common equity	(75)	(76)	(150)	(690)
Amount paid in excess of book value of common shares purchased for cancellation		—	(14)	(15)	(51)
		$4,411	$4,398	$4,411	$4,398

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED )	Three Months Ended June 30		Six Months Ended June 30
MILLIONS	2009	2008	2009	2008
Net income	$147	$110	$240	$307
Other comprehensive income
Foreign currency translation	610	174	671	269
Available-for-sale securities	54	(74)	33	(103)
Derivative instruments designated as cash flow hedges	33	6	74	(92)
Future income taxes on above items	18	8	3	40
	715	114	781	114
Comprehensive income	$862	$224	$1,021	$421

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME

(UNAUDITED)	Three Months Ended June 30		Six Months Ended June 30
MILLIONS	2009	2008	2009	2008
Balance, beginning of period	$(704)	$445	$(770)	$445
Other comprehensive income	715	114	781	114
Balance, end of period	$11	$559	$11	$559

Brookfield Asset Management | Q2 /2009 INTERIM REPORT 61

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)	Three Months Ended June 30		Six Months Ended June 30
MILLIONS	2009	2008	2009	2008
Operating activities
Net income	$147	$110	$240	$307
Adjusted for the following non-cash items
Depreciation and amortization	300	328	629	642
Future income taxes and other provisions	(24)	43	(23)	88
Non-controlling interests in non-cash items	(147)	(124)	(297)	(256)
Equity accounted loss from investments	—	21	—	40
	276	378	549	821
Net change in non-cash working capital balances and other	(115)	(78)	(553)	(116)
Undistributed non-controlling interests in cash flows	154	157	264	275
	315	457	260	980
Financing activities
Corporate borrowings, net of repayments	(102)	(35)	(80)	358
Property-specific mortgages, net of repayments	(160)	155	(25)	(58)
Other debt of subsidiaries, net of repayments	13	112	93	119
Capital provided by non-controlling interests	68	81	138	155
Corporate capital securities issuance	—	143	—	143
Corporate preferred equity issuance	266	—	266	—
Preferred shares of subsidiaries issued	2	—	2	—
Common shares repurchased, net of issuances	3	6	(11)	(50)
Common shares of subsidiaries issued, net of repurchases	7	(9)	61	(11)
Shareholder distributions	(84)	(88)	(167)	(169)
	13	365	277	487
Investing activities
Investment in or sale of operating assets, net
Commercial properties	(79)	(4)	(175)	(197)
Power generation	(39)	(281)	(85)	(385)
Infrastructure	227	(68)	142	(78)
Development and other properties	(52)	(528)	(151)	(547)
Securities and loans	157	112	304	11
Financial assets	10	(1)	8	(40)
Investments	(11)	(71)	(7)	(194)
Restricted cash and deposits	(6)	43	(205)	(11)
Other property, plant and equipment	(32)	(59)	(78)	(55)
	175	(857)	(247)	(1,496)
Cash and cash equivalents
Increase/(Decrease)	503	(35)	290	(29)
Balance, beginning of period	1,029	1,567	1,242	1,561
Balance, end of period	$1,532	$1,532	$1,532	$1,532

62 Brookfield Asset Management | Q2 /2009 INTERIM REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED

The interim financial statements should be read in conjunction with the most recently issued Annual Report of Brookfield Asset Management Inc. (the “company”), which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies and practices were presented as Note 1 to the Consolidated Financial Statements included in that Report, and have been consistently applied in the preparation of these interim financial statements, except as described within Note 1 below.

The interim financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with Canadian generally accepted accounting principles (“GAAP”).

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been reclassified to conform to the current period’s presentation.

1.	CHANGES IN ACCOUNTING POLICIES

(i) Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 3064, Goodwill and Intangible Assets, replacing Handbook Sections 3062, Goodwill and Other Intangible Assets and 3450, Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to the initial recognition of intangible assets by profit-oriented enterprises. The new section became effective for the company on January 1, 2009, and consistent with transition provisions in Section 3064, the company has adopted the new standard retrospectively with restatement. The impact of adopting this new standard was a $7 million reduction of opening retained earnings as at January 1, 2008.

(ii) Inventories

In June 2007, the CICA issued Section 3031, Inventories, replacing Section 3030, Inventories. This standard provides guidance on the determination of the cost of inventories and subsequent recognition as an expense, including any write-down to net realizable value. This new standard became effective for the company on January 1, 2008. The impact of adopting this new standard was a $4 million reduction of opening retained earnings.

2.	FUTURE CHANGE IN ACCOUNTING POLICY

International Financial Reporting Standards

The Accounting Standards Board (“AcSB”) confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace GAAP for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. The company applied to the Canadian Securities Administrators (“CSA”) and was granted exemptive relief to prepare its financial statements in accordance with IFRS earlier than required and intends to do so for periods beginning January 1, 2010, preparing its first financial statements in accordance with IFRS for the three month period ended March 31, 2010. These financial statements will include comparative results for the periods commencing January 1, 2009.

3.	GUARANTEES AND COMMITMENTS

In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

Brookfield Asset Management | Q2 /2009 INTERIM REPORT 63

4.	PROPERTY, PLANT AND EQUIPMENT

(MILLIONS)	June 30 2009	December 31 2008
Commercial properties	$ 20,500	$ 19,274
Power generation	5,249	4,954
Infrastructure	2,904	2,879
Development and other properties	7,903	7,666
Other plant and equipment	1,986	1,992
	$ 38,542	$ 36,765

5.	COMMON EQUITY

The company is authorized to issue an unlimited number of Class A Limited Voting Shares (“Class A common shares”) and 85,120 Class B Limited Voting Shares (“Class B common shares”), together referred to as common shares.

The company’s common shareholders’ equity is comprised of the following:

(MILLIONS)	June 30 2009	December 31 2008
Class A and B common shares	$ 1,282	$ 1,278
Contributed surplus	52	42
Retained earnings	4,411	4,361
Accumulated other comprehensive income (loss)	11	(770)
Common equity	$ 5,756	$ 4,911
NUMBER OF SHARES
Class A common shares	571,873,486	572,479,652
Class B common shares	85,120	85,120
	571,958,606	572,564,772
Unexercised options	36,251,719	27,761,269
Total diluted common shares	608,210,325	600,326,041

The holders of Class A common shares and Class B common shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. With respect to the Class A and Class B common shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of common shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of common shares is diluted.

6.	STOCK-BASED COMPENSATION

The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date, or under certain conditions, the volume-weighted average price for the five business days prior to the grant date.

During the six months ended June 30, 2009, the company granted 10.0 million stock options at an average exercise price of $14.19 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming a 7.5 year term, 32% volatility, a weighted average expected dividend yield of 3.7% annually and a risk free rate of 2.3%.

64 Brookfield Asset Management | Q2 /2009 INTERIM REPORT

7.	SEGMENTED AND OTHER INFORMATION

Revenue and assets by geographic segment are as follows:

	Revenue		Revenue		Assets
	Three Months Ended June 30		Six Months Ended June 30		June 30, 2009	Dec. 31, 2008
(MILLIONS)	2009	2008	2009	2008
United States	$1,377	$1,594	$2,765	$3,122	$28,441	$28,203
Canada	539	637	1,033	1,310	10,623	10,757
Australia	483	679	704	1,268	6,732	6,031
Brazil	377	276	588	559	6,971	5,749
Europe	189	86	362	131	2,137	1,901
Other	13	164	177	256	1,068	956
	$2,978	$3,436	$5,629	$6,646	$55,972	$53,597

Revenue, net income and assets by reportable segment are as follows:

	Three Months Ended June 30, 2009		Three Months Ended June 30, 2008		Six Months Ended June 30, 2009		Six Months Ended June 30, 2008		June 30 2009	Dec. 31 2008
(MILLIONS)	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income	Assets	Assets
Asset management	$123	$20	$113	$26	$228	$23	$227	$48	$—	$—
Commercial properties	719	28	725	4	1,391	29	1,463	(7)	22,227	20,983
Power generation	299	135	362	32	600	235	701	110	6,951	6,473
Infrastructure	107	(5)	149	17	210	(6)	298	23	4,201	4,413
Development and other properties	801	(15)	1,062	33	1,290	(13)	1,828	48	11,601	10,644
Specialty Funds	450	(7)	584	61	883	(16)	1,126	96	3,957	3,939
Cash, financial assets and other	479	(9)	441	(63)	1,027	(12)	1,003	(11)	7,035	7,145
Total	$2,978	$147	$3,436	$110	$5,629	$240	$6,646	$307	$55,972	$53,597

Cash taxes recovered for the six month period were $5 million (2008 – paid $40 million) and are included in current income taxes. Cash interest paid totalled $931 million (2008 – $991 million).

8.	SUBSEQUENT EVENT

On July 6, 2009, Brookfield Renewable Power Inc. approved the sale of substantially all of its Canadian renewable power generation business to Great Lakes Hydro Income Fund (“GLHIF”) for total consideration of C$945 million. The proceeds on closing will be C$565 million of notes and cash, with the balance consisting of units of GLHIF. The company will continue to maintain its existing 50% ownership interest in GLHIF.

Brookfield Asset Management | Q2 /2009 INTERIM REPORT 65

Shareholder Information

Shareholder Inquiries

Shareholder inquiries are welcomed and should be directed to our Investor Relations group at 1-866-989-0311 or at the email below. Alternatively shareholders may contact the company at its administrative head office:

Brookfield Asset Management Inc.

Suite 300, Brookfield Place, Box 762, 181 Bay Street

Toronto, Ontario M5J 2T3

Telephone: 416-363-9491

Facsimile: 416-365-9642

Web Site: www.brookfield.com

E-Mail: inquiries@brookfield.com

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC Mellon Trust Company

P.O. Box 7010, Adelaide Street Postal Station

Toronto, Ontario M5C 2W9

Telephone:416-643-5500 or

1-800-387-0825

(Toll free throughout North America)

Facsimile: 416-643-5501

Web Site: www.cibcmellon.com

E-Mail: inquiries@cibcmellon.com

Stock Exchange Listings

	Symbol	Stock Exchange
Class A Common Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext Amsterdam
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.g	Toronto
Series 10	BAM.PR.H	Toronto
Series 11	BAM.PR.I	Toronto
Series 12	BAM.PR.J	Toronto
Series 13	BAM.PR.k	Toronto
Series 14	BAM.PR.L	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 21	BAM.PR.O	Toronto
Series 22	BAM.PR.P	Toronto

Investor Relations and Communications

We are committed to informing our shareholders of our progress through a comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and press releases for material information. We also maintain a web site that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions at any time. Management is also available to investment analysts, financial advisors and media to ensure that accurate information is available to investors. All materials distributed at any of these meetings are posted on the company’s web site.

The text of the company’s 2008 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Dividend Reinvestment Plan

Registered holders of Class A Common Shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A Common Shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.

The Dividend Reinvestment Plan allows current shareholders to acquire additional Class A Common Shares in the company without payment of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our administrative head office, our transfer agent or from our web site.

Dividend Record and Payment Dates

	Record Date	Payment Date
Class A Common Shares [1]	First day of February, May, August and November	Last day of February, May, August and November
Class A Preference Shares [1]
Series 2, 4, 10, 11, 12, 13, 17, 18, 21 and 22	15th day of March, June, September and December	Last day of March, June, September and December
Series 8 and 14	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
1	All dividend payments are subject to declaration by the Board of Directors

66 Brookfield Asset Management | Q2 /2009 INTERIM REPORT

CORPORATE OFFICES	REGIONAL OFFICES

New York – United States	Sydney – Australia	Hong Kong	Dubai – UAE
Three World Financial Center	Level 1	Lippo Centre, Tower Two	Level 12, Al Attar Business Tower
200 Vesey Street, 10th Floor	1 Kent Street	26/F, 2601	Sheikh Zayed Road
New York, New York	Sydney, NSW 2000	89 Queensway, Hong Kong	Dubai, UAE
10281-0221	T 61-2-9256-5000	T 852-2810-4538	T 971-4-3158-500
T 212-417-7000	F 61-2-9256-5001	F 852-2810-7083	F 971-4-3158-600
F 212-417-7196

Toronto – Canada	London – United Kingdom	Rio de Janeiro – Brazil
Brookfield Place, Suite 300	40 Berkeley Square	Rua Lauro Müller 116, 21° andar,
Bay Wellington Tower 181 Bay Street, Box 762 Toronto, Ontario M5J 2T3 T 416-363-9491 F 416-365-9642 Shareholder Inquiries 1-866-989-0311	London W1J 5AL United Kingdom T 44(0) 20-7659-3500 F 44(0) 20-7659- 3501	Botafogo - Rio de Janeiro - Brasil 22290 - 160 CEP: 71.635-250 T 55 (21) 3527-7800 F 55 (21) 3527-7799

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